
No Act


P.E. 2/3/15
Received SEC
FEB - 3 2015
Washington, DC 20549



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


15005202

February 3, 2015

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-3-15

Robert W. Reeder
Sullivan & Cromwell LLP
reederr@sullcrom.com

Re: American International Group, Inc.

Dear Mr. Reeder:

This is in regard to your letter dated February 3, 2015 concerning the shareholder proposal submitted by Calvert Investment Management, Inc. on behalf of the Calvert VP SRI Large Cap Value Portfolio, the Calvert VP S&P 500 Index Portfolio and the Calvert Large Cap Value Fund for inclusion in AIG's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that proponents have withdrawn the proposal and that AIG therefore withdraws its January 9, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Emily Kaiser
Calvert Investment Management, Inc.
emily.kaiser@calvert.com

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

February 3, 2015

Via E-mail: shareholderproposals@sec.gov

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
100 F Street, N.E.,
Washington, D.C. 20549

Re: American International Group, Inc. — Withdrawal of No-Action Request Letter

Ladies and Gentlemen:

In a letter dated January 9, 2015 (the "No-Action Request Letter"), we requested on behalf of our client American International Group, Inc. (the "Company") that the staff of the Division of Corporation Finance of the Securities and Exchange Commission concur that the Company could exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders a stockholder proposal and its accompanying supporting statement, dated November 21, 2014 (the "Proposal"), submitted by Calvert Investment Management, Inc. (the "Proponent").

Attached hereto as Annex A is a letter from the Proponent, dated February 3, 2015, wherein the Proponent states that it withdraws the Proposal and notes that the Company has committed to withdraw the No-Action Request Letter. Since the Proponent has withdrawn the Proposal, on behalf of the Company we hereby withdraw the No-Action Request Letter.

If you have any questions regarding this matter, or need any additional information, please do not hesitate to call me at 212-558-3755.

Very truly yours,

Robert W. Reeder

(Enclosure)

cc: Thomas A. Russo
Jeffrey A. Welikson
Patricia M. Carroll
James J. Killerlane
(American International Group, Inc.)

Emily Kaiser
Lancelot A. King
(Calvert Investment Management, Inc.)

ANNEX A

(Please see the attached.)



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

February 3, 2015

Jeffrey A. Welikson
Vice President, Corporate Secretary, and Deputy General Counsel
American International Group
80 Pine Street, 13th Floor
New York, New York 10005

Dear Mr. Welikson,

This letter indicates withdrawal of Calvert Investments' shareholder proposal, filed on behalf of the Calvert VP SRI Large Cap Value Portfolio, Calvert VP S&P 500 Index Portfolio, and the Calvert Large Cap Value Fund, to American International Group ("AIG") requesting that the Board prepare and publish a report on the Board's and the company's approaches to identifying and managing civil rights risks related to the company's collection and use of big data.

We greatly appreciate the company's response to our proposal and the following commitments by the company:

1. AIG will add a reference to the AIG.com privacy policy related to non-discrimination and data analytics.

2. AIG representatives will meet by conference call or in person with Calvert at least once in 2015, pursuant to a schedule mutually agreed upon by the parties, to discuss AIG's evolving approach to addressing data and civil rights issues in the company's operations.

3. AIG will withdraw its January 9, 2015, no-action request to the Securities and Exchange Commission concerning the present Calvert shareholder proposal.

4. AIG will not object if Calvert states on its website that Calvert has engaged with AIG on this subject, that AIG has updated its privacy policy, and that AIG has agreed to continue a dialogue with Calvert. Calvert will provide the proposed communications to AIG in advance of posting to the Calvert website.

Thank you for your and your colleagues' willingness to work with us in addressing sensitive, complex issues that lie at the heart of your business. We believe that AIG's transparency concerning and incisive attention to these issues present the potential to distinguish your company from peers in the insurance industry and other sectors with high exposure to data and rights challenges. We look forward to continuing to work with you on these matters.

Sincerely,

Lancelot A. King
Assistant Vice President and Assistant Secretary, Calvert Variable Products, Inc., and Calvert SAGE Fund.
Assistant Vice President, Assistant Secretary and Associate General Counsel, Calvert Investment Management, Inc.

Cc: Bennett Freeman, Senior Vice President, Social Research and Policy, Calvert Investment Management, Inc.
Stu Dalheim, Vice President, Shareholder Advocacy, Calvert Investment Management, Inc.
Rebecca Henson, Senior Sustainability Analyst, Calvert Investment Management, Inc.
Emily Kaiser, Esq., Sustainability Analyst, Calvert Investment Management, Inc.

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

January 9, 2015

Via E-mail: shareholderproposals@sec.gov

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
100 F Street, N.E.,
Washington, D.C. 20549

Re: American International Group, Inc. — Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client American International Group, Inc. (the "Company"), we hereby submit this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal, dated November 21, 2014 (the "Proposal"), submitted for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2015 Annual Meeting of Shareholders ("2015 Annual Meeting") by Calvert Investment Management, Inc. (the "Proponent"). The Proposal, the accompanying introductory supporting statement (the "Supporting Statement") and all other correspondence with the Proponent are attached to this letter as Annex A.

We believe that the Proposal and Supporting Statement may be omitted from the Proxy Materials pursuant to: (i) Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations, (ii) Rule 14a-8(i)(10) because the Proposal has already been substantially implemented and (iii) Rule 14a-8(i)(3) because the Proposal is so vague and indefinite that neither the stockholders voting on the Proposal nor the Company in implementing the Proposal would be able to determine with any reasonable certainty what actions to take.

In accordance with Rule 14a-8(j) under the Exchange Act, this letter constitutes notice of the Company's intention to omit the Proposal and Supporting Statement from the Proxy Materials, and we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from the Proxy Materials.

This letter constitutes our statement of the reasons why we deem this omission to be proper. We have submitted this letter, including the Annexes, to the Commission via e-mail to shareholderproposals@sec.gov.

The Proposal

Following the Supporting Statement, the Proposal sets forth the following resolution for adoption by the Company's shareholders:

> **RESOLVED:** Shareholders request that the Board prepare a public report, at a reasonable cost and omitting proprietary information, by October 31, 2015, describing how the Board and company management identify, oversee, and analyze civil rights risks related to AIG's use of big data, how they mitigate these risks, and how they incorporate assessment results into company policies and decision-making.

The full text of the Proposal and the Supporting Statement is set forth in Annex A.

Grounds for Omission

A. The Proposal relates to the Company's ordinary business operations.

The Proposal is properly excludable from the Proxy Materials pursuant to Rule 14a-8(i)(7) because the underlying subject matter of the Proposal is within the ordinary business operations of the Company. Specifically, the Proposal is excludable because it relates to the Company's ordinary business operations involving decisions with respect to the sale and pricing of products and the evaluation of risk, imposes a specific timeframe for action and does not have a significant social policy issue as its focus.

The Company is primarily an insurance organization, and as such, the Company's core business, conducted through multiple insurance company subsidiaries, is the underwriting of risk. Underwriting involves estimating risks and loss exposures and setting appropriate premiums for the assumption of those risks. The underwriting process is extremely complex and involves the consideration of a variety of data points, actuarial methods and assumptions. The data used in the underwriting process includes numerous rating factors, including, for individual life insurance customers, personal information such as age, sex and health. In addition to financial impacts, the Company evaluates litigation risks and reputational risks when determining the types of products the Company's insurance subsidiaries offer, whether to underwrite a policy, the premiums to be charged for such insurance products and deciding the amount of reinsurance that should be obtained.

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal that deals with a "matter relating to the company's ordinary business operations." According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018, *Amendments to Rules on Shareholder Proposals,* [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH)* ¶ 86,018, at 80,539 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission outlines two central considerations for determining whether the ordinary business exclusion applies: (i) was the task "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 80,539-40.

The Proposal's request for the preparation of a special report does not change the nature of the inquiry. In applying Rule 14a-8(i)(7) to proposals requesting companies to prepare reports on specific aspects of their business, the Staff has determined to consider "whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable." Release No. 34-20091, *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, [1983-84 Transfer Binder] *Fed. Sec. L. Rep. (CCH)* ¶ 83,417, at 86,205 (Aug. 16, 1983). Accordingly, the subject matter of the report should be considered. In making this determination, the Staff has allowed the exclusion of proposals when the resolution and supporting statement read together implicate ordinary business operations. *See, e.g., General Electric Co.* (Jan. 10, 2005) (stating "we note that although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content" of the company's products); *accord Staff Legal Bulletin No. 14C* (June 28, 2005) ("In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole."). Therefore, the content of the Supporting Statement is considered with the Proposal.

1. The Proposal relates to the Company's core business decisions on the sale and pricing of its products and services.

The Proposal is excludable because it relates to a task that is fundamental to the Company's ability to operate on a day-to-day basis; namely, the decision of whether to underwrite insurance policies and the premiums charged for those policies. The Staff has in numerous instances permitted exclusion under Rule 14a-8(i)(7) because the proposal related to the sale and pricing of products or services. For example, in *Wells Fargo & Co.* (Feb. 12, 2013), the Staff concurred with the exclusion of a proposal requesting implementation of a policy with respect to the sale of or foreclosure upon loans because "[p]roposals concerning a company's credit policies, loan underwriting, and customer relations are generally excludable under rule 14a-8(i)(7)." In addition, in *Citigroup Inc.* (Jan. 26, 2012), the Staff concurred with the exclusion of a proposal requesting disclosure of details of the terms of repurchase transactions and "adoption of the use of transparent, multilateral trading facilities so that all market participants can sell at market prices" because "[p]roposals concerning the sale of particular services are generally excludable under rule 14a-8(i)(7)." In *The Western Union Co.* (Mar. 7, 2007), the Staff concurred with exclusion under Rule 14a-8(i)(7) of a proposal relating to "the company's fees, exchange rates, and pricing structures" because it related to "prices charged by the company."

The Proposal requests an analysis of the "civil rights risks" related to the use of "big data" and how this analysis is incorporated into "decision-making." The Supporting Statement notes that the "use of big data involves personal data which often categorizes consumers by ethnicity, health or socioeconomic status." As noted, the Company uses a variety of data, including personal information in the case of individual life insurance policies, to determine whether to sell a particular insurance policy and to determine the premium to charge for that policy. Both decisions are fundamental tasks of management. Management is tasked with selecting the data to be considered, the interaction of various data points, the evaluation of numerous assumptions and other factors in deciding whether to underwrite a policy and the premium to charge for that policy. In this process, management assesses the information and uses the data in a manner that complies with numerous regulations regarding the proper use of data. The Proposal therefore relates directly to the Company's policies and decision-making for its product offerings, pricing of products, assessment of exposures, probability of loss and customer relations – matters quintessential to the operation of an insurance business. The manner in which data is used is fundamental to the Company's ordinary business operations and cannot be delegated to shareholders.

2. The Proposal relates to the Company's ordinary business operations involving the evaluation of risk.

In addition to the sale and pricing of products, the Proposal is excludable because it relates to the Company's ordinary course business of risk evaluation. Specifically, the Proposal relates to the Company's assessment of "civil rights risk" with respect to the use of "big data." The Staff has consistently recognized that assessment of risk and benefits are generally excludable under rule 14a-8(i)(7). For example, in *Eli Lilly and Co.* (Dec. 19, 2007), the Staff concurred with the exclusion of a proposal requesting a "report on 'the effects on the long-term economic stability of the company and on the risks of liability to legal claims'" with respect to the manner in which the company offered its products, stating that the report related to the company's ordinary business operations of "evaluation of risk." In *Pulte Homes, Inc.* (Feb. 4, 2008), the Staff concurred with the exclusion of a proposal requesting that the Board establish an independent compliance committee to prepare a report on "the company's regulatory, litigation and compliance risks with respect to its mortgage lending operations" as relating to the company's ordinary business operations of "evaluation of risk." *See also Staff Legal Bulletin No. 14C* (June 28, 2005) ("To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk."); *Union Pacific Corp.* (Feb. 21, 2007) (concurring with the exclusion of a proposal requesting disclosure of efforts to minimize material financial risks arising from terrorist attacks as an ordinary business operations – evaluation of risk).

The Proposal requests a report on how, among other things, the Board and Company management incorporate the oversight and mitigation of civil rights risks into "company policies and decision-making." While the Proposal does not provide guidance on what company policies or decisions are to be addressed, the Proponent notes in support of the Proposal that a potential violation of civil rights arising from the use of big data is "a possible driver of litigation, reputational damage, and negative business impacts." The Proposal therefore requests that the Board undertake an internal evaluation of risk. Management of litigation, reputation and financial risks are decisions that are part of day-to-day operations. Furthermore, evaluation of these risks, as noted above, is key to the process of underwriting risk, the ordinary business of an insurance company. Assessment of these risks is a central function of management, and it is impracticable for shareholders to decide how to evaluate these risks.

3. The Proposal seeks to micro-manage the Company's operations by requiring a report on the Company's day-to-day business matters on a short timeframe.

The second consideration outlined in the 1998 Release, the degree to which a proposal seeks to "micro-manage", is applicable in this case because the Proposal calls for a detailed review and report in a short timeframe and probes too deeply into the Company's operations, including "policies and decision-making" with respect to underwriting insurance products.

The 1998 Release provides that when a shareholder proposal "seeks to impose specific timeframes or methods for implementing complex policies" it may be excludable as micro-management under the ordinary business operations exclusion in Rule 14a-8(i)(7). The Staff has indicated that a shareholder proposal that sets a specific date for the delivery of a report involves the micro-managing of a company's operations and is excludable. In *The Chubb Corp.* (Feb. 26, 2007), the Staff concurred that a proposal requesting that the board provide a report related to climate change within six months of the upcoming annual meeting was excludable as relating to its ordinary business operations.

The Proposal attempts to micro-manage the Company's operations by requesting a detailed and wide-ranging review of the manner in which the Company oversees "civil rights risks" with respect to the use of "big data" on a short timeframe. The Proposal specifically requests "[a] public report ... by October 31, 2015," less than 6 months after the expected date of the Company's 2015 Annual Meeting. The imposition of a specific timeframe for implementing a shareholder proposal is explicitly treated as micro-management in the 1998 Release. The Proposal also contemplates that the report describe "how [the Board and company management] incorporate assessment results into company policies and decision-making." Risk management is embedded in the Company's day-to-day business processes, and thus the Proposal contemplates a description of everyday business operations such as the process of determining what insurance products to offer and at what prices. This level of detail probes too deeply into how the Company utilizes information. Therefore, the Proposal is encompassed within the Company's ordinary course of business and excludable under Rule 14a-8(i)(7).

4. The Proposal does not raise a significant social policy issue.

In the 1998 Release, the Commission stated that proposals "focusing on sufficiently significant social policy issues" generally would not be considered to be excludable, "because the proposals transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998

Release, at 80,540 (footnote omitted). However, the fact that a proposal addresses a social policy issue does not alone remove the proposal from the scope of the ordinary business exclusion. The Staff has in numerous instances permitted exclusion of proposals under Rule 14a-8(i)(7) in which the proposal related to ordinary business operations and also involved a social policy issue. For example in *Comcast Corp.* (Mar. 4, 2009) and in *Verizon Communications Inc.* (Feb. 13, 2009), the Staff concurred with exclusion pursuant to Rule 14a-8(i)(7) of a proposal requesting a report examining the effects of the company's internet network management practices in the context of significant policy concerns regarding the public's expectation of privacy and freedom of expression because it related to "procedures for protecting user information." In *The Walt Disney Co.* (Nov. 30, 2007), the Staff concurred with exclusion pursuant to Rule 14a-8(i)(7) of a proposal requesting a report on "the use of negative and discriminatory racial, ethnic and gender stereotypes in its products" because the proposal related to "the nature, presentation and content of programming and film production." *See also Rite Aid Corp.* (Mar. 26, 2009) (concurring with the exclusion of a proposal requesting a report on the company's response to "rising regulatory, competitive and public pressures to halt sales of tobacco products" because it related to the "sale of a particular product"); *The Western Union Co.* (Mar. 6, 2009) (concurring with the exclusion of a proposal requesting a report on the company's policies on investment in certain communities because the proposal related to "investment decisions").

Although the Supporting Statement notes that "[c]ompanies across sectors collect and analyze vast data sets ... [that] may present significant risks" the thrust of the Proposal is a request for a report specific to "how the Board and company management identify, oversee, and analyze civil rights risks related to [the Company's] use of big data." Further, the Proposal requests that the report address "how [the Board and Company management] incorporate assessment results into company policies and decision-making." The Proposal does not seek to address civil rights risks in general, but rather targets the Company's use of information in its decision-making. As noted above, the Proposal addresses both the sale and pricing of the Company's products and the Company's risk evaluation, neither of which is a significant social policy issue. Therefore, the Proposal does not transcend the day-to-day business matters of the Company.

Based on the foregoing, we respectfully request that the Staff concur that the Company may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(7) as it relates to the Company's ordinary business operations.

B. The Proposal has already been substantially implemented.

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal from a company's proxy materials "[i]f the company has already substantially implemented the proposal." This exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." Exchange Act Release No. 12598, *Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders,* [1976-77 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 80,634, at 86,600 (July 7, 1976) (regarding the predecessor to Rule 14a-8(i)(10)). Although the predecessor to the current rule required that a proposal be "fully effected" by the company in order to be excludable, the Commission has since made clear that substantial implementation requires less than this. Exchange Act Release No. 20091, *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, [1983-1984 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 83,417, at 86,205 (Aug. 16, 1983). The Staff has consistently interpreted this to mean that a company has substantially implemented a proposal when it has put in place policies and procedures addressing the proposal's underlying concern or implementing its essential objective. *See, e.g., Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (Jan. 17, 2007); *Talbots, Inc.* (Apr. 5, 2002). Further, the company need not take the exact action requested and the company may exercise discretion in implementation without losing the right to exclude the proposal. *See, e.g., McKesson Corp.* (Apr. 8, 2011). Accordingly, even if a company has not implemented every detail of a proposal, the proposal still may be excluded provided that the company has *substantially* implemented it. Finally, the Staff has stated that a proposal is substantially implemented if the company's "policies, practices and procedures, as well as its public disclosures, compare favorably with the guidelines of the proposal." *Duke Energy Corp.* (Feb. 21, 2012). *See also The Goldman Sachs Group, Inc.* (Feb. 12, 2014) (concurring that a proposal requesting the formation of a board committee to oversee policies and practices that relate to public policy and corporate citizenship was substantially implemented because the company's policies, practices and procedures "compare[d] favorably with the guidelines of the proposal"); *Entergy Corp.* (Feb. 14, 2012) (concurring that a proposal requesting the appointment of a board committee to review and report on the company's nuclear safety policies was substantially implemented because the "public disclosures" in the company's safety policy and annual sustainability report "compare[d] favorably with the guidelines of the proposal").

The Proposal requests an assessment of the identification, oversight and mitigation of civil rights risks related to the use of big data, and incorporation of this assessment into the policies and decisions of the Company. As described in further detail below, the Company's policies, practices and procedures, and public disclosures "compare favorably" with the Proposal, and exclusion pursuant to Rule 14a-8(i)(10) is therefore warranted.

1. Oversight by the Regulatory, Compliance and Public Policy Committee and the Technology Committee.

The Regulatory, Compliance and Public Policy Committee ("RCPPC") of the Board and the Technology Committee of the Board already have direct oversight of the issues cited in the Proposal. The RCPPC Charter, attached hereto as Annex B-1, and publicly available on the Company's website,[1] clearly states that the RCPPC has the duty and responsibility:

> E. To review periodically management's development of compliance policies and procedures as are appropriate or necessary.
>
> F. To review periodically management's development of measures intended to ensure that AIG's policies and procedures on compliance are properly disseminated, understood and followed by AIG employees.
>
> G. To review periodically management's implementation of AIG's compliance program
>
> ...
>
> I. To review and report, as appropriate, to the Board with respect to the following:
>
> (i) Trends in legislation, regulation, and emerging public policy issues that may affect AIG's business operations, performance, or corporate reputation .... .

The use of data analytics is a strategic technology initiative for the Company and its businesses. The Technology Committee Charter, attached hereto as

[1] Available at http://www.aig.com/Chartis/internet/US/en/RCPPC%20Charter%203-25-09%20_Final_%20calibri_tcm3171-638760.pdf

Annex B-2, and publicly available on the Company's website,[2] states that the Technology Committee has the duty and responsibility to:

A. Review AIG's information technology planning and strategy, including the financial, tactical and strategic benefits of proposed significant information technology-related projects and initiatives.

...

E. Receive reports from management on how technology impacts, or is needed to implement, corporate and business unit initiatives.

F. Receive reports on existing and future trends in information technology that may affect AIG's strategic plans, including monitoring overall industry trends.

G. Review or discuss, as and when appropriate, with management AIG's risk management and risk assessment guidelines and policies regarding information technology security, including the quality and effectiveness of AIG's information technology security and AIG's disaster recovery capabilities.

Thus, the RCPPC and the Technology Committee already periodically review and provide oversight with respect to the matters noted in the Proposal.

2. The Company's Annual Report on Form 10-K.

The Company's Annual Report on Form 10-K for the year ended December 31, 2013 (the "Annual Report"), excerpts of which are attached hereto as Annex C and the entirety of which is publicly available on the Company's website,[3] discloses that the Company is regulated in virtually all aspects of its insurance operations. In particular, the Company's insurance subsidiaries are subject to state-level regulation that "is for the protection of policyholders." The disclosure notes that such regulation and supervision relate to "corporate conduct and market conduct activities" that includes "approval of policy forms and rates." In addition, the Company's Annual Report includes a risk factor relating to this regulation that states that "[t]he primary purpose of

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[2] Available at http://www.aig.com/Chartis/internet/US/en/07-10-13%20AIG%20Technology%20Committee%20Charter%20Final_tcm3171-515797.pdf

[3] Available at http://www.aig.com/Chartis/internet/US/en/AIG_2013_AR%20with%2010-K_tcm3171-590454.pdf

insurance regulation is the protection of insurance contract holders." As an example of such state-level regulation, the National Association of Insurance Commissioners has published a model Unfair Trade Practices Act that has been adopted in some form by substantially all states. This model law prohibits unfair discrimination by insurers, including "[m]aking or permitting any unfair discrimination between individuals of the same class and equal expectation of life in the rates charged for any life insurance policy or annuity ... or other benefits payable thereon, or in any other of the terms and conditions of such policy." MODEL UNFAIR TRADE PRACTICES ACT § 4.G(1) (2008); *see also id.* § 4.G(6) (providing that "[r]efusing to insure, refusing to continue to insure, or limiting the amount of coverage available to an individual because of the sex, marital status, race, religion or national origin of the individual" is a prohibited unfair trade practice). Another risk factor in the Company's Annual Report further explains that "certain of [the Company's] businesses are subject to compliance with laws and regulations enacted by U.S. federal and state governments, the European Union or other jurisdictions or enacted by various regulatory organizations or exchanges relating to the privacy and security of the information of clients, employees or others. The compromise of personal, confidential or proprietary information could result in remediation costs, legal liability, regulatory action and reputational harm." The Company has publicly disclosed that it is subject to extensive regulation with respect to the protection of its customers' rights, including with respect to customers' personal information, and is aware of the risks that may arise from the use of such personal information.[4] The Company also discloses the process by which it identifies, assesses and addresses risks within the Enterprise Risk Management section of its Annual Report. The objectives of the Proposal therefore have been substantially implemented.

3. The Company's Code of Conduct.

The Proposal relates to the Company's policies for dealing with personal information of individuals. The Company's Code of Conduct, attached hereto as Annex D and publicly available on the Company's website,[5] sets forth the Company's policy on protecting customer privacy and data security and addresses a key objective of the Proposal. The Code of Conduct addresses the handling and safeguarding of customer confidential information, including personal information, and requires employees to be "vigilant in following laws, regulations and policies when sharing [p]ersonal [i]nformation with other parties (even for legitimate business purposes)" and to "maintain

---

[4] As discussed above, compliance with these regulatory requirements is a day-to-day business matter for the Company's management and employees.

[5] Available at http://www.aig.com/code-of-conduct_3171_466667.html

appropriate physical, administrative and technical safeguards for [c]ustomer [c]onfidential [i]nformation, including [p]ersonal [i]nformation."

In light of the foregoing, it is clear that the Company's policies, practices and procedures and public disclosures, compare favorably with the guidelines of the Proposal. Accordingly, we respectfully request that the Staff concur that the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(10) as the Company has substantially implemented the Proposal.

C. The Proposal is impermissibly vague and indefinite and therefore inherently misleading.

Rule 14a-8(i)(3) permits the exclusion of proposals and supporting statements that are "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." As the Staff explained in *Staff Legal Bulletin No. 14B* (Sept. 15, 2004), Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." The Company believes that the Proposal is impermissibly vague and indefinite because it is unclear as to what exactly is "big data" and exactly what "civil rights risks" are intended to be addressed by the requested review.

The Staff has concurred that a proposal is excludable under Rule 14a-8(i)(3) where a key term of the proposal is left undefined or a material provision of the proposal is drafted such that it is subject to multiple interpretations. *See Morgan Stanley* (Mar. 12, 2013) (concurring that a proposal requesting the appointment of a committee to explore "extraordinary transactions" was vague and indefinite); *The Boeing Co.* (Recon. Mar. 2, 2011) (concurring with the exclusion of a proposal that would have requested that the issuer encourage senior executives to relinquish "executive pay rights," because the proposal did not define or otherwise provide guidance regarding how the term "executive pay rights" would apply to the company's various compensation programs); *Bank of America Corp.* (Feb. 22, 2010) (concurring with the exclusion of a proposal that called for the creation of a board committee on "US Economic Security" because the proposal did not define the term "US Economic Security" and offered only an illustrative list of factors for the Committee to review); *The Boeing Co.* (Feb. 5, 2010) (concurring that a proposal requesting the formation of a committee to ensure that the company acts in accordance with "the Universal Declaration of Human Rights" was vague and indefinite). The rationale for treating an ambiguously drafted proposal as materially misleading is that, as the Staff observed in *Fuqua Industries, Inc.* (Mar. 12,

1991), ambiguity creates the risk that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal."

In this case, the Proposal is fundamentally vague and indefinite in its articulation of the task requested of the Board. The central request of the Proposal is that the Board "prepare a public report ... describing how the Board and company management identify, oversee, and analyze civil rights risks related to [the Company's] use of big data." The Proposal does not define "big data," and leaves it to the Board to distinguish among "data," "big data" and other "information." Neither the Proposal nor the Supporting Statement provide any guidance on how to distinguish between these three categories. Data is a key tool used in the Company's insurance business. "Big data" or information other than "big data" must mean something other than "data" in general, or information in general, but the Proposal does not specify or provide any guidance as to what is meant. These ambiguities ensure that neither the shareholders voting for the Proposal, nor the Board in implementing the Proposal, would be able to determine what actions are required by the Proposal.

Furthermore, the Proposal provides no guidance on what is covered by "civil rights risks." What "civil rights" means in this context may vary drastically depending on the context. Do U.S. or non-U.S. standards apply? Should the Board use concepts of international law to frame the review? Are factors lawfully used by the Company in its business, such as age, included in "civil rights"? The lack of guidance simply leaves the Board and shareholders guessing on what is to be reviewed. As a result, any action taken by the Board to implement the Proposal may be significantly different from that envisaged by shareholders voting on the Proposal.

For the foregoing reasons, the Company respectfully requests that the Staff concur that the Proposal may be excluded from the Proxy Materials as vague and indefinite and therefore materially false and misleading pursuant to Rule 14a-8(i)(3).

Conclusion

On behalf of the Company, we hereby respectfully request that the Staff indicate that it will not recommend enforcement action to the Commission if the Proposal and Supporting Statement are excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(10) and Rule 14a-8(i)(3).

In accordance with Rule 14a-8(j), we, on the Company's behalf, are contemporaneously notifying the Proponent, by copy of this letter, including the

Annexes, of the Company's intention to omit the Proposal and Supporting Statement from its Proxy Materials.

If you have any questions regarding this request, or need any additional information, please telephone Robert W. Reeder at 212-558-3755.

Very truly yours,

R. Reeder

Robert W. Reeder

(Enclosures)

cc: Thomas A. Russo
Jeffrey A. Welikson
Patricia M. Carroll
James J. Killerlane
(American International Group, Inc.)

Emily Kaiser
Lancelot A. King
(Calvert Investment Management, Inc.)

ANNEX A

(Please see the attached.)



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

October 17, 2014

Ms. Valerie Hendy
Senior Director, Internal Communications and Corporate Social Responsibility
American International Group Inc.
175 Water Street
New York, New York 10038

Dear Ms. Hendy,

As you may know, American International Group Inc. ("AIG") is a holding in the Calvert VP SRI Large Cap Value Portfolio and the Calvert Large Cap Value Fund. Calvert has been a leader in the field of sustainable and responsible investing for more than thirty years, demonstrating that investors may manage risk and enhance long-term portfolio performance by investing in well-governed, sustainable companies. Founded in 1976 and based in Bethesda, Maryland, Calvert Investments manages assets of approximately $13 billion.

As a sustainable and responsible investment firm, we seek to invest in companies with high standards and strong performance in various sustainability areas, including corporate governance, ethics, product safety and impact, community relations, and human rights. Like other sustainable and responsible investors, Calvert finds that robust corporate approaches to these issues enable firms' strong financial and sustainability performance, which in turn generates long-term shareholder value. By contrast, ineffective management of sustainability risks can lead to significant legal, reputational, and operational risks that bear potentially severe impacts on corporate operations and our funds' portfolios.

Insurance companies face particular risks related to civil rights due to their handling of large quantities of sensitive consumer data, especially as big data analytics become central to risk allocation and rate-setting practices. Accordingly, we prefer that companies in this sector demonstrate a commitment to privacy and anti-discrimination, through relevant policies and programs. We would like to learn more about AIG's approaches to these issues. Please contact me to arrange a meeting in person or via conference call to discuss your policies, practices, and performance. My contact information is available below. We would appreciate a response by October 31, 2014.

We look forward to working with you on this matter.

Sincerely,

Emily Kaiser, Esq.
Sustainability Analyst
Calvert Investments
Tel. 301 961 4757
emily.kaiser@calvert.com

Cc: Bennett Freeman, Senior Vice President, Sustainability Research and Policy, Calvert Investments
Stu Dalheim, Vice President, Shareholder Advocacy, Calvert Investments
Rebecca Henson, Senior Sustainability Analyst, Calvert Investments
Michael Connor, Executive Director, OpenMIC



Darren A. Bowie
Chief Privacy Officer and
Associate General Counsel

Global Legal, Compliance,
and Regulatory
80 Pine Street, 13th Floor
New York, NY 10005
(212) 770-5308
(646) 792-5923 (facsimile)

darren.bowie@aig.com
www.aig.com

November 17, 2014

Emily Kaiser, Esq.
Sustainability Analyst
Calvert Investments
4550 Montgomery Avenue
Bethesda, Maryland 20814

Dear Ms. Kaiser:

I am the Chief Privacy Officer at AIG and I write in response to your October 17, 2014 letter regarding AIG's privacy and anti-discrimination practices. We appreciate your concern over the privacy issues that have become a part of our daily news dialogue. Calvert is an important shareholder, and your trust and confidence are important to us.

At AIG, we consider protecting customer information to be an important responsibility and priority. We have implemented a number of measures throughout the company to help protect our customers' information and ensure that it is handled with integrity and in compliance with applicable laws. I have summarized below some of the key elements of AIG's privacy and information handling compliance program:

- A team in AIG's Corporate Compliance Group dedicated to privacy and records and information management compliance. This group works with business unit compliance teams, legal counsel, and information security teams supporting AIG's businesses in the US and around the world.

- Policies on information handling and records management that apply to all AIG businesses and employees, and required training on those policies.

- Implementation and maintenance of enterprise-wide security measures for both personal information and other confidential customer and corporate information. These measures include mandatory internal security standards, incident reporting mechanisms, and third party service provider security review and pre-approval processes. In addition, AIG employees receive specific information security training in addition to privacy training.

- A program for responding to privacy risk incidents. AIG instructs employees to report all privacy risk incidents to business unit privacy teams, who help ensure that appropriate actions are taken and that the necessary stakeholders are engaged, including senior management when needed.



- A process for cross-border data transfers between AIG's affiliates and with third party service providers. For example, relevant AIG affiliates have executed the Standard Contractual Clauses approved by the European Commission for cross-border data transfers.

- Customer privacy notices describing how AIG collects and uses personal information in accordance with applicable laws.

Thank you for your interest in AIG's work to help protect our customer information and ensure that it is handled appropriately. Please let me know if I may be of further assistance.

Sincerely,

Darren A. Bowie

From: Kaiser, Emily [mailto:Emily.Kaiser@Calvert.com]
Sent: Tuesday, November 18, 2014 4:45 PM
To: Bowie, Darren
Cc: Freeman, Bennett; 'Michael Connor'; Henson, Rebecca
Subject: Follow-up from Calvert Investments

Dear Mr. Bowie,

Thank you for your letter, attached here, summarizing AIG's approaches to privacy protection and data security. As indicated in our initial letter, however, we also would like to discuss with you how AIG operationalizes non-discrimination principles in the context of big data analytics. We would be happy to arrange a meeting to discuss these issues at your convenience.

Best regards,
Emily Kaiser

Emily Zivanov Kaiser, Esq.
Sustainability Analyst
Calvert Investments
Tel. +1 301 961 4757
emily.kaiser@calvert.com
Twitter: *** FISMA & OMB Memorandum M-07-16 ***
4550 Montgomery Avenue
Bethesda, Maryland 20814
www.calvert.com


Calvert
INVESTMENTS

find us | follow us 



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

November 21, 2014

American International Group
175 Water Street
New York, New York 10038
Attention: Jeffrey A. Welikson, Secretary

Dear Mr. Welikson,

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the funds sponsored by Calvert Investments, Inc. As of November 17, 2014, Calvert had over $13.5 billion in assets under management.

The Calvert VP SRI Large Cap Value Portfolio, Calvert VP S&P 500 Index Portfolio, and the Calvert Large Cap Value Fund ("Funds") are each the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, each Fund has held the securities continuously for at least one year, and each Fund intends to continue to own the requisite shares in the Company through the date of the 2015 annual meeting of shareholders.

We are notifying you, in a timely manner, that the Funds are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit the proposal for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed proposal requesting that the AIG Board of Directors prepare a public report, at a reasonable cost and omitting proprietary information, by October 31, 2015, describing how the Board and company management identify, oversee, and analyze civil rights risks related to AIG's use of big data, how they mitigate these risks, and how they incorporate assessment results into company policies and decision-making.

If prior to the annual meeting you agree to the request outlined in the proposal, we believe that this proposal would be unnecessary to include in the forthcoming proxy statement. Please direct any correspondence to Emily Kaiser, Esq., at (301) 961-4757, or contact her via email at emily.kaiser@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Lancelot A. King
Assistant Vice President and Assistant Secretary, Calvert Variable Products, Inc., and Calvert SAGE Fund.
Assistant Vice President, Assistant Secretary and Associate General Counsel, Calvert Investment Management, Inc.

Enclosures:

Report on Big Data Practices

Whereas

In the digital age, data is critical to many businesses. Companies across sectors collect and analyze vast data sets, interpreted through computer algorithms, to develop and market products and services. This process of "big data" collection and analytics stands to contribute importantly to advances in health, technology, and public safety. However, because companies' use of big data involves personal data which often categorizes consumers by ethnicity, health, or socioeconomic status, these practices also may present significant risks.

"(B)ig data analytics have the potential to eclipse longstanding civil rights protections in how personal information is used in housing, credit, employment, health, education, and the marketplace," warned a 2014 U.S. Government report to President Obama. The Federal Trade Commission has expressed similar concerns. According to a group of leading civil rights and social justice organizations, "it is vitally important that these technologies be designed and used in ways that respect the values of equal opportunity and equal justice."

Companies' potential violation of rights is notable from social and political perspectives, but also is a matter of shareholder concern, as a possible driver of litigation, reputational damage, and negative business impacts.

Increasingly, insurance companies use big data to create predictive models that assess customer risk and, in turn, influence rate-setting. While allocating risk and setting higher fees for higher risk customers is central to the insurance business model, this use of big data also enables customer profiling with potentially problematic civil rights implications.

Life and health insurance rates may be higher for some healthy people when non-traditional information, such as buying habits and the health and behaviors of neighbors, is used to determine customer risk and set rates. Healthy people living in "unhealthy" neighborhoods may be categorized as higher risk and pay higher rates.

AIG CEO Robert Benmosche has said that the company's multi-billion-dollar investment in developing big data collection and analytics capabilities is part of "rebuilding the foundation of the company." Reports indicate that AIG collects both categorical and behavioral customer data and uses big data analytics in every part of its business. AIG has not acknowledged that this effort may present civil rights risks, nor has the company indicated how it manages these risks.

RESOLVED: Shareholders request that the Board prepare a public report, at a reasonable cost and omitting proprietary information, by October 31, 2015, describing how the Board and company management identify, oversee, and analyze civil rights risks related to AIG's use of big data, how they mitigate these risks, and how they incorporate assessment results into company policies and decision-making.



November 20, 2014

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of November 19, 2014 the Calvert Funds listed below held the indicated amount of shares of the stock of American International Group Inc. (Cusip 026874784). Also the funds held the amount of shares indicated continuously since 11/16/2013.

Fund	Fund Name	CUSIP Number	Security Name	Shares/Par Value 11/20/2014	Shares Held Since 11/16/2013
D888	CALVERT VP SRI LARGE CAP VALUE PORTFOLIO	026874784	American International Group Inc.	48,500	48,500
D894	CALVERT VP S&P 500 INDEX PORTFOLIO	026874784	American International Group Inc.	26,435	26,435
D8A9	CALVERT LARGE CAP VALUE FUND	026874784	American International Group Inc.	39,200	35,000

Please feel free to contact me if you need any further information.

Sincerely,

Brian McAnern
AVP
State Street Bank and Trust Company

Limited Access

From: Welikson, Jeffrey [mailto:Jeffrey.Welikson@aig.com]
Sent: Monday, December 22, 2014 3:06 PM
To: Kaiser, Emily
Subject: Response Attached from AIG.

Ms. Kaiser,

Attached is our response to your follow-up letter requesting additional information regarding the non-discrimination policies and procedures applicable to AIG's use of data analytics.

I will call you to follow up on this response and your shareholder proposal. In the interim, please do not hesitate to contact me.

Jeff

Jeffrey A. Welikson
AIG
Vice President, Corporate Secretary and
Deputy General Counsel
Corporate Legal, Compliance, Regulatory and
Government Affairs

80 Pine Street, 13th Floor, New York, NY 10005

Tel +1 212 770 6032 | Fax +1 877 792 6038

Jeffrey.Welikson@aig.com | www.aig.com

AIG Global Legal,
Compliance, Regulatory
Affairs and Government
Affairs
80 Pine Street, 13th Floor
New York, NY 10005
www.aig.com

Jeffrey A. Welikson
Vice President,
Corporate Secretary
and Deputy General
Counsel
T (212) 770 6032
F (877) 792 6038
jeffrey.welikson@aig.com

December 22, 2014

Emily Kaiser, Esq.
Sustainability Analyst
Calvert Investments
4550 Montgomery Avenue
Bethesda, Maryland 20814

Dear Ms. Kaiser,

Thank you for your follow-up letter requesting additional information regarding the non-discrimination policies and procedures applicable to AIG's use of data analytics. Like many other companies, AIG is analyzing expanded data sources to enhance the analysis of the risks it underwrites, detect fraud, and to streamline the underwriting processes where possible. In addition, AIG's use of data and modeling may allow us to bring valuable new products and/or to offer more cost effective insurance products to our customers through more effective risk selection.

Differentiating on the basis of risk is a fundamental principle of insurance. However, just as fundamental to AIG is ensuring that we do not engage in unfair discrimination and/or prohibited discrimination against legally protected classes. For example, states have long had insurance regulations in place that prohibit unfair and deceptive practices, including prohibitions against discrimination against protected classes as well as unfair discrimination. Given this long standing legal framework, preventing impermissible discrimination is ingrained in AIG's culture of compliance, its day-to-day business operations and is managed through an interdisciplinary approach to product design, development, pricing and underwriting and is complimented by our formal risk governance framework.

Our interdisciplinary approach to product design, development, pricing and underwriting is demonstrated by the fact that AIG's control functions, including legal, compliance, risk management and actuarial, assign representatives to, and work closely with, product development, product pricing and other business line personnel in our insurance businesses on an ongoing basis. As a further illustration of this interdisciplinary approach and risk management framework, our life insurance business uses a product approval committee to review new products and material product changes. This committee is comprised of both business line personnel and control function personnel, including representatives from legal, compliance, risk management and actuarial. In addition to our



interdisciplinary approach to product design, development and pricing to help ensure that we do not underwrite or price on a prohibited basis, rates are filed and reviewed by state departments of insurance when required and underwriting procedures are subject to state examination.

AIG's risk governance framework includes both management policies and procedures, such as the life insurance business product approval committee described above, and oversight by the Board of Directors of AIG. As a further example of those policies and procedures, AIG's Code of Conduct specifically addresses the handling and safeguarding of customer confidential information and requires employees to be "vigilant in following laws, regulations and policies when sharing [p]ersonal [i]nformation with other parties (even for legitimate business purposes)" and to "maintain appropriate physical, administrative and technical safeguards for [c]ustomer [c]onfidential [i]nformation, including [p]ersonal [i]nformation." AIG's risk governance framework also includes oversight by the Board of Directors of AIG. The Board of Directors has both a Regulatory, Compliance and Public Policy Committee and a Technology Committee to assist in Board oversight of AIG's use of data analytics and personal information. The Charters for those Board Committees, as well as the Code of Conduct, are publicly disclosed on AIG's website.

In short, complying with our consumer privacy protection and anti-discrimination obligations has been, and continues to be, of paramount importance to AIG, and any efforts with respect to enhanced data analytics will occur within that compliance framework.

We appreciate the opportunity to respond to your inquiry. I will call you to follow up on this letter and your shareholder proposal. In the interim, please do not hesitate to contact me.

Sincerely,

Jeffrey A. Welikson

Jeffrey A. Welikson

From: Kaiser, Emily [mailto:Emily.Kaiser@Calvert.com]
Sent: Monday, December 22, 2014 7:27 PM
To: Welikson, Jeffrey
Subject: RE: Response Attached from AIG.

Dear Jeff,

Thanks for your message. It would be great to schedule a call for January and learn more about AIG's approaches that exceed compliance. Specifically, it would be good to speak with your colleagues focused on technology/data issues, rate-setting, and privacy, in addition to you and any other colleagues focused on compliance. If you'd like to suggest some times that might work for the AIG team, I can organize the right people on my end.

Thanks again for your consideration of the issues raised in our proposal. We look forward to continuing the conversation. In the meantime, happy holidays!

Best,
Emily

Emily Zivanov Kaiser, Esq.
Sustainability Analyst
Calvert Investments
Tel. +1 301 961 4757
emily.kaiser@calvert.com
Twitter *** FISMA & OMB Memorandum M-07-16 ***
4550 Montgomery Avenue
Bethesda, Maryland 20814
www.calvert.com

ANNEX B-1

(Please see the attached.)

AMERICAN INTERNATIONAL GROUP, INC.
REGULATORY, COMPLIANCE AND PUBLIC POLICY COMMITTEE CHARTER
(Effective March 25, 2009)

I. Purpose of Committee

The Regulatory, Compliance and Public Policy Committee (the "Committee") of the Board of Directors (the "Board") of American International Group, Inc. ("AIG") assists the Board in its oversight of AIG's handling of legal, regulatory and compliance matters and reviews AIG's position and policies that relate to current and emerging corporate social responsibility and political and public policy issues of significance to AIG and may affect AIG's business operations, performance or corporate reputation.

The Committee has the authority to take such steps as it deems necessary and appropriate in providing such oversight and review, but the Board reserves the right to approve the settlement or disposition of any legal, regulatory, compliance, corporate social responsibility or public policy matter that requires Board involvement or action.

II. Committee Membership

The Committee shall be comprised of at least three directors, each of whom shall serve at the pleasure of the Board and a majority of whom shall be "independent" under the rules of the New York Stock Exchange, Inc. ("NYSE"). The members of the Committee shall be appointed by the Board upon recommendation of the Nominating and Corporate Governance Committee. The Board shall appoint a Chairman of the Committee.

Determinations of independence shall be made by the Board as the Board interprets such qualifications in its business judgment and in accordance with NYSE rules, regulations and standards.

III. Organization

The Committee will meet at least four times a year or more frequently as it deems necessary or appropriate to carry out its responsibilities.

The Chairman shall in consultation with other Committee members and management, set the agenda for and preside at meetings of the Committee. The Secretary of AIG or another designated individual shall record and keep minutes of all Committee meetings.

IV. Committee Duties and Responsibilities

The following are the duties and responsibilities of the Committee:

A. To review periodically with management, including the General Counsel, the Chief Compliance Officer and the Chief Regulatory Officer, if any, the Company's relations with regulators or governmental agencies, and any significant legal, compliance or regulatory matters that have arisen and, to the extent appropriate, to coordinate with the Audit Committee or other Committees of the Board on such matters.

B. To receive reports, at such intervals as the Committee deems appropriate, from the Chief Internal Auditor regarding internal audit's reviews of AIG's legal, regulatory and compliance functions and to periodically review with the Chief Internal Auditor such reports.

C. In accordance with AIG's By-laws, to take any actions which the Committee deems necessary and appropriate on behalf of the Board in connection with the indemnification of directors, officers and employees pursuant to AIG's Restated Certificate of Incorporation, as amended, and By-laws, including the advancement of legal fees and expenses in any pending or threatened legal action or proceeding.

D. Through one or more of its members, to serve as the representative of the Board to AIG's regulators, enabling direct communication from regulators to the Board on matters deemed appropriate by such regulators.

E. To review periodically management's development of compliance policies and procedures as are appropriate or necessary.

F. To review periodically management's development of measures intended to ensure that AIG's policies and procedures on compliance are properly disseminated, understood and followed by AIG employees.

G. To review periodically management's implementation of AIG's compliance program, and to receive reports of significant violations of AIG's Code of Conduct and AIG's Director, Executive Officer and Senior Financial Officer Code of Business Conduct and Ethics.

H. To review periodically management's procedures for the receipt, retention and treatment of complaints received by AIG regarding compliance or regulatory matters whether through the AIG Compliance Help Line or any other sources.

I. To review and report, as appropriate, to the Board with respect to the following:

(i) Trends in legislation, regulation, and emerging public policy issues that may affect AIG's business operations, performance, or corporate reputation;

(ii) AIG's position on key public policy issues under consideration in legislative, regulatory and judicial forums;

(iii) The manner in which AIG conducts its public policies, social and environmental practices, government relations activities, and other issues related or important to AIG's employees, shareholders, customers, vendors and the countries in which AIG does business, in furtherance of its corporate social responsibility, including matters relating to diversity;

(iv) Charitable giving and political contributions as provided by AIG's Corporate Governance Guidelines; and

(v) AIG's relationships with public interest groups, legislatures, government agencies and the media, as well as with AIG's employees, customers, shareholders, vendors and the communities in which AIG does business; and how those constituencies view AIG as those relationships relate to issues of public policy and social responsibility.

Other Duties and Responsibilities.

A. To present a summary of the significant actions taken at each Committee meeting to the Board.

B. To exercise such other powers and authority as the Board shall, from time to time, confer upon it.

V. Committee Self-Assessment

The Committee shall conduct an annual evaluation of its performance and report the results of such review to the Board. In connection with that annual review, the Committee shall also recommend to the Board any modifications of this Charter that the Committee deems necessary or appropriate. The format of the self-assessment shall be determined by the Committee.

VI. Resources and Authority of the Committee

The Committee shall have direct access to, and complete and open communication with, senior management and may obtain advice and assistance from internal legal, accounting, and other advisors to assist it. In performing its functions, the Committee is entitled to rely on the findings of fact, advice, reports and opinions of management as well as legal, accounting and other advisors retained by AIG. The Committee may retain, if appropriate, independent legal, accounting, and other advisors to assist it, and may determine the compensation of such advisors, and AIG shall be responsible for any costs or expenses so incurred.

ANNEX B-2

(Please see the attached.)

AMERICAN INTERNATIONAL GROUP, INC.
TECHNOLOGY COMMITTEE CHARTER
(Effective July 10, 2013)

I. Purpose of Committee

The Technology Committee (the "Committee") of the Board of Directors (the "Board") of American International Group, Inc. ("AIG") assists the Board in its oversight of AIG's information technology projects and initiatives.

II. Committee Membership

The Committee shall be comprised of at least three directors, each of whom shall serve at the pleasure of the Board and a majority of whom shall be "independent" under the rules of the New York Stock Exchange, Inc. ("NYSE"). The members of the Committee shall be appointed by the Board upon recommendation of the Nominating and Corporate Governance Committee. The Board shall appoint a Chairman of the Committee.

Determinations of independence shall be made by the Board as the Board interprets such qualifications in its business judgment and in accordance with NYSE rules and standards.

III. Organization

The Committee will meet at least three times a year or more frequently as it deems necessary or appropriate to carry out its responsibilities.

The Chairman shall, in consultation with other Committee members and management, set the agenda for and preside at meetings of the Committee. The Secretary of AIG or another designated individual shall record and keep minutes of all Committee meetings.

IV. Committee Duties and Responsibilities

The following are the duties and responsibilities of the Committee:

A. Review AIG's information technology planning and strategy, including the financial, tactical and strategic benefits of proposed significant information technology-related projects and initiatives.

B. Review significant information technology investments and expenditures, including the associated budget for AIG and its business segments.

C. Review and, as appropriate, make recommendations to the Board regarding significant information technology investments in support of AIG's information technology strategy.

D. Receive reports from management, as and when appropriate, concerning the implementation of AIG's information technology initiatives, including the cost compared to budget, the expected benefits and the timelines of implementation.

E. Receive reports from management on how technology impacts, or is needed to implement, corporate and business unit initiatives.

F. Receive reports on existing and future trends in information technology that may affect AIG's strategic plans, including monitoring overall industry trends.

G. Review or discuss, as and when appropriate, with management AIG's risk management and risk assessment guidelines and policies regarding information technology security, including the quality and effectiveness of AIG's information technology security and AIG's disaster recovery capabilities.

Other Duties and Responsibilities

A. To present a summary of the significant actions taken at each Committee meeting to the Board.

B. To exercise such other powers and authority as the Board shall, from time to time, confer upon it.

V. Committee Self-Assessment

The Committee shall conduct an annual evaluation of its performance and report the results of such review to the Board. In connection with that annual review, the Committee shall also recommend to the Board any modifications of this Charter that the Committee deems necessary or appropriate. The format of the self-assessment shall be determined by the Committee.

VI. Resources and Authority of the Committee

The Committee shall have direct access to, and complete and open communication with, senior management and may obtain advice and assistance from internal legal, accounting, and other advisors to assist it. In performing its functions, the Committee is entitled to rely on the findings of fact, advice, reports and opinions of management as well as legal, accounting and other advisors retained by AIG. The Committee may retain, if appropriate, independent legal, accounting, and other advisors to assist it, and may determine the compensation of such advisors, and AIG shall be responsible for any costs or expenses so incurred.

ANNEX C

(Please see the attached.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013 **Commission file number 1-8787**


AIG

American International Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**13-2592361** (I.R.S. Employer Identification No.)
175 Water Street, New York, New York (Address of principal executive offices)	**10038** (Zip Code)

Registrant's telephone number, including area code (212) 770-7000

Securities registered pursuant to Section 12(b) of the Act: See Exhibit 99.02

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and nonvoting common equity held by nonaffiliates of the registrant (based on the closing price of the registrant's most recently completed second fiscal quarter) was approximately $65,993,000,000.

As of February 14, 2014, there were outstanding 1,464,067,641 shares of Common Stock, $2.50 par value per share, of the registrant.

DOCUMENTS INCORPORATED BY REFERENCE

Document of the Registrant	Form 10-K Reference Locations
Portions of the registrant's definitive proxy statement for the 2014 Annual Meeting of Shareholders	Part III, Items 10, 11, 12, 13 and 14

AMERICAN INTERNATIONAL GROUP, INC.
ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013
TABLE OF CONTENTS

(FSAP) reviews conducted by the World Bank and the International Monetary Fund and the reports thereon spur the development of country-specific additional or amended regulatory changes. Lawmakers and regulatory authorities in a number of jurisdictions in which our subsidiaries conduct business have already begun implementing legislative and regulatory changes consistent with these recommendations, including proposals governing consolidated regulation of insurance holding companies by the Financial Services Agency in Japan, financial and banking regulation adopted in France and compensation regulations proposed or adopted by the financial regulators in Germany and the United Kingdom Prudential Regulation Authority.

The FSB has also charged the IAIS with developing a template for measuring systemic risks posed by insurer groups. The IAIS has requested data from selected insurers around the world to determine which elements of the insurance sector, if any, could materially and adversely impact other parts of the global financial services sector (e.g., commercial and investment banking, securities trading, etc.). The IAIS has provided its assessment template to the FSB. Based on this assessment template, on July 18, 2013, the FSB, in consultation with the IAIS and national authorities, identified an initial list of G-SIIs, which includes AIG. The IAIS intends G-SIIs to be subject to a policy framework that includes recovery and resolution planning requirements, enhanced group-wide supervision, basic capital requirements and higher loss absorbency (HLA) capital requirements. The IAIS is currently developing a basic capital requirement (BCR), which it expects to finalize by the end of 2014. The BCR is expected to cover all group activities and could be implemented by national authorities as soon as 2015. The BCR will also serve as a foundation for the application of HLA capital requirements, which the IAIS intends to focus on non-traditional and non-insurance activities. It is expected that the IAIS will develop HLA capital requirements by the end of 2015 and the G-SII policy framework will be fully implemented by 2019.

The IAIS is also developing a ComFrame, a Common Framework for the Supervision of Internationally Active Insurance Groups (IAIGs), which includes additional supervisory oversight based on its ICPs but also adds requirements and supervisory processes pertaining to the international business activities of IAIGs. As currently delineated under the ComFrame, AIG meets the parameters set forth to define an IAIG. While we currently do not know when any ComFrame requirements will be finalized and become effective, the IAIS will undertake a field testing of the ComFrame, including the possibility of additional capital requirements for IAIGs, which is expected to commence in the beginning of 2014. It is expected that implementation of the ComFrame would begin in 2019.

Legislation in the European Union could also affect our international insurance operations. The Solvency II Directive (2009/138/EEC) (Solvency II), which was adopted on November 25, 2009 and is expected to become effective in 2016, reforms the insurance industry's solvency framework, including minimum capital and solvency requirements, governance requirements, risk management and public reporting standards. Solvency II is expected to be accompanied by Omnibus II, an EU proposal for a directive that also contains provisions for the capital treatment of products with long-term guarantees. Additionally, the European Insurance and Occupational Pensions Authority recently introduced interim guidelines effective January 1, 2014 that provide regulators in EU Member States with a framework to ensure that insurers make demonstrable progress towards meeting Solvency II requirements in 2016. The impact on us will depend on whether the U.S. insurance regulatory regime is deemed "equivalent" to Solvency II; if the U.S. insurance regulatory regime is not equivalent, then we, along with other U.S.-based insurance companies, could be required to be supervised under Solvency II standards. Whether the U.S. insurance regulatory regime will be deemed "equivalent" is still under consideration by European authorities and remains uncertain, so we are not currently able to predict the impact of Solvency II.

We expect that the regulations applicable to us and our regulated entities will continue to evolve for the foreseeable future.

Regulation of Insurance Subsidiaries

Certain states and other jurisdictions require registration and periodic reporting by insurance companies that are licensed in such jurisdictions and are controlled by other corporations. Applicable legislation typically requires periodic disclosure concerning the corporation that controls the registered insurer and the other companies in the holding company system and prior approval of intercompany services and transfers of assets, including in some instances payment of dividends by the insurance subsidiary, within the holding company system. Our subsidiaries are registered under such legislation in those jurisdictions that have such requirements.

Our insurance subsidiaries are subject to regulation and supervision by the states and by other jurisdictions in which they do business. Within the United States, the method of such regulation varies but generally has its source in statutes that delegate regulatory and supervisory powers to an insurance official. The regulation and supervision relate primarily to the financial condition of the insurers and their corporate conduct and market conduct activities. This includes approval of policy forms and rates, the standards of solvency that must be met and maintained, including with respect to risk-based capital, the licensing of insurers and their agents, the nature of and limitations on investments, restrictions on the size of risks that may be insured under a single policy, deposits of securities for the benefit of policyholders, requirements for acceptability of reinsurers, periodic examinations of the affairs of insurance companies, the form and content of reports of financial condition required to be filed and reserves for unearned premiums, losses and other purposes. In general, such regulation is for the protection of policyholders rather than the equity owners of these companies.

In the U.S., the Risk-Based Capital (RBC) formula is designed to measure the adequacy of an insurer's statutory surplus in relation to the risks inherent in its business. Virtually every state has adopted, in substantial part, the RBC Model Law promulgated by the NAIC, which allows states to act upon the results of RBC calculations, and provides for four incremental levels of regulatory action regarding insurers whose RBC calculations fall below specific thresholds. Those levels of action range from the requirement to submit a plan describing how an insurer would regain a calculated RBC ratio above the respective threshold through a mandatory regulatory takeover of the company. The action thresholds are based on RBC levels that are calculated so that a company subject to such actions is solvent but its future solvency is in doubt without some type of corrective action. The RBC formula computes a risk-adjusted surplus level by applying discrete factors to various asset, premium and reserve items. These factors are developed to be risk-sensitive so that higher factors are applied to items exposed to greater risk. The statutory surplus of each of our U.S.-based life and property and casualty insurance subsidiaries exceeded RBC minimum required levels as of December 31, 2013.

If any of our insurance entities fell below prescribed levels of statutory surplus, it would be our intention to provide appropriate capital or other types of support to that entity, under formal support agreements or capital maintenance agreements (CMAs) or otherwise. For additional details regarding CMAs that we have entered into with our insurance subsidiaries, see Item 7. MD&A — Liquidity and Capital Resources — Liquidity and Capital Resources of AIG Parent and Subsidiaries — AIG Property Casualty — AIG Life and Retirement and — Other Operations — Mortgage Guaranty.

The NAIC's Model Regulation "Valuation of Life Insurance Policies" (Regulation XXX) requires insurers to establish additional statutory reserves for term life insurance policies with long-term premium guarantees and universal life policies with secondary guarantees (ULSGs). NAIC Actuarial Guideline 38 (Guideline AXXX) clarifies the application of Regulation XXX as to these guarantees, including certain ULSGs. See Item 1A — Risk Factors and Note 19 to the Consolidated Financial Statements for risks and additional information related to these statutory reserving requirements.

The NAIC has undertaken the Solvency Modernization Initiative (SMI) which focuses on a review of insurance solvency regulations throughout the U.S. financial regulatory system and is expected to lead to a set of long-term solvency modernization goals. SMI is broad in scope, but the NAIC has stated that its focus will include the U.S. solvency framework, group solvency issues, capital requirements, international accounting and regulatory standards, reinsurance and corporate governance.

A substantial portion of AIG Property Casualty's business is conducted in foreign countries. The degree of regulation and supervision in foreign jurisdictions varies. Generally, our subsidiaries operating in foreign jurisdictions must satisfy local regulatory requirements, licenses issued by foreign authorities to our subsidiaries are subject to modification or revocation by such authorities, and therefore these subsidiaries could be prevented from conducting business in certain of the jurisdictions where they currently operate.

In addition to licensing requirements, our foreign operations are also regulated in various jurisdictions with respect to currency, policy language and terms, advertising, amount and type of security deposits, amount and type of reserves, amount and type of capital to be held, amount and type of local investment and the share of profits to be returned to policyholders on participating policies. Some foreign countries regulate rates on various types of policies. Certain countries have established reinsurance institutions, wholly or partially owned by the local government, to which admitted insurers are obligated to cede a portion of their business on terms that may not always allow foreign insurers, including our subsidiaries, full compensation. In some countries, regulations governing constitution of technical reserves and remittance balances may hinder remittance of profits and repatriation of assets.

permits loans for general corporate purposes. An event of default under the Revolving Credit Facility could have a material adverse effect on our results of operations and financial condition.

Failure to complete the AerCap Transaction could negatively affect our businesses and financial results. If the AerCap Transaction is not completed, the ongoing businesses of ILFC and AIG may be adversely affected and we will be subject to several risks, including the following:

- alternative plans to dispose of ILFC, such as through a sale or initial public offering, may be difficult to structure and may take extended periods of time to implement, depending on, among other things, the global economic and regulatory environments and general market conditions;
- we may not be able to realize equivalent or greater value for ILFC under an alternative asset monetization plan which could impact the carrying values of ILFC's assets and liabilities;
- we will have incurred certain significant costs relating to the disposition of ILFC without receiving the benefits of the AerCap Transaction, and may incur further significant costs if an alternative monetization plan is undertaken;
- negative customer perception could adversely affect ILFC's ability to compete for, maintain or win new and existing business in the marketplace; and
- potential further diversion of our management's time and attention.

Significant legal proceedings may adversely affect our results of operations or financial condition. We are party to numerous legal proceedings, including securities class actions and regulatory and governmental investigations. Due to the nature of these proceedings, the lack of precise damage claims and the type of claims we are subject to, we cannot currently quantify our ultimate or maximum liability for these actions. Developments in these unresolved matters could have a material adverse effect on our consolidated financial condition or consolidated results of operations for an individual reporting period. Starr International Company, Inc. (SICO) has brought suits against the United States (including the Federal Reserve Bank of New York) challenging the government's assistance of AIG, pursuant to which (i) AIG entered into a credit facility with the Federal Reserve Bank of New York; (ii) the United States received an approximately 80 percent ownership interest in AIG; and (iii) AIG entered into transactions involving Maiden Lane III LLC. The United States has alleged that AIG is obligated to indemnify the United States for any recoveries in these lawsuits. A determination that the United States is liable for damages in such suits, together with a determination that AIG is obligated to indemnify the United States, could have a material adverse effect on our business, consolidated financial condition and results of operations. For a discussion of the SICO litigation and other unresolved matters, see Note 15 to the Consolidated Financial Statements.

If we are unable to maintain the availability of our electronic data systems and safeguard the security of our data, our ability to conduct business may be compromised, which could adversely affect our consolidated financial condition or results of operations. We use computer systems to store, retrieve, evaluate and utilize customer, employee, and company data and information. Some of these systems in turn, rely upon third-party systems. Our business is highly dependent on our ability to access these systems to perform necessary business functions, including providing insurance quotes, processing premium payments, making changes to existing policies, filing and paying claims, administering variable annuity products and mutual funds, providing customer support and managing our investment portfolios. Systems failures or outages could compromise our ability to perform these functions in a timely manner, which could harm our ability to conduct business and hurt our relationships with our business partners and customers. In the event of a natural disaster, a computer virus, a terrorist attack or other disruption inside or outside the U.S., our systems may be inaccessible to our employees, customers or business partners for an extended period of time, and our employees may be unable to perform their duties for an extended period of time if our data or systems are disabled or destroyed. Our systems have in the past been, and may in the future be, subject to unauthorized access, such as physical or electronic break-ins or unauthorized tampering. Like other global companies, we have, from time to time, experienced threats to our data and systems, including malware and computer virus attacks, unauthorized access, systems failures and disruptions. AIG maintains cyber risk insurance, but this insurance may not cover all costs associated with the consequences of personal, confidential or proprietary information being compromised. In some cases, such unauthorized access may not be immediately detected. This may impede or interrupt our business operations and could adversely affect our consolidated financial condition or results of operations.

In addition, we routinely transmit, receive and store personal, confidential and proprietary information by email and other electronic means. Although we attempt to keep such information confidential, we may be unable to do so in all events, especially with clients, vendors, service providers, counterparties and other third parties who may not have or use appropriate controls to protect confidential information. Furthermore, certain of our businesses are subject to compliance with laws and regulations enacted by U.S. federal and state governments, the European Union or other jurisdictions or enacted by various regulatory organizations or exchanges relating to the privacy and security of the information of clients, employees or others. The compromise of personal, confidential or proprietary information could result in remediation costs, legal liability, regulatory action and reputational harm.

REGULATION

Our businesses are heavily regulated and changes in regulation may affect our operations, increase our insurance subsidiary capital requirements or reduce our profitability. Our operations generally, and our insurance subsidiaries, in particular, are subject to extensive and potentially conflicting supervision and regulation by national authorities and by the various jurisdictions in which we do business. Supervision and regulation relate to numerous aspects of our business and financial condition. State and foreign regulators also periodically review and investigate our insurance businesses, including AIG-specific and industry-wide practices. The primary purpose of insurance regulation is the protection of our insurance contract holders, and not our investors. The extent of domestic regulation varies, but generally is governed by state statutes. These statutes delegate regulatory, supervisory and administrative authority to state insurance departments.

We strive to maintain all required licenses and approvals. However, our businesses may not fully comply with the wide variety of applicable laws and regulations. The relevant authority's interpretation of the laws and regulations also may change from time to time. Regulatory authorities have relatively broad discretion to grant, renew or revoke licenses and approvals. If we do not have the required licenses and approvals or do not comply with applicable regulatory requirements, these authorities could preclude or temporarily suspend us from carrying on some or all of our activities or impose substantial fines. Further, insurance regulatory authorities have relatively broad discretion to issue orders of supervision, which permit them to supervise the business and operations of an insurance company.

In the U.S., the RBC formula is designed to measure the adequacy of an insurer's statutory surplus in relation to the risks inherent in its business. Virtually every state has adopted, in substantial part, the RBC Model Law promulgated by the NAIC, which specifies the regulatory actions the insurance regulator may take if an insurer's RBC calculations fall below specific thresholds. Those actions range from requiring an insurer to submit a plan describing how it would regain a specified RBC ratio to a mandatory regulatory takeover of the company. Regulators at the federal and international levels are also considering the imposition of additional capital requirements on certain insurance companies, which may include us, that may augment or even displace state-law RBC standards that apply at the legal entity level, and such capital calculations may be made on bases other than the statutory statements of our insurance subsidiaries. See "Our status as a savings and loan holding company and a systemically important financial institution, as well as the enactment of Dodd-Frank, will subject us to substantial additional federal regulation, which may materially and adversely affect our businesses, results of operations and cash flows" and "Actions by foreign governments and regulators could subject us to substantial additional regulation" below for additional information on increased capital requirements that may be imposed on us. We cannot predict the effect these initiatives may have on our business, results of operations, cash flows and financial condition.

The degree of regulation and supervision in foreign jurisdictions varies. AIG subsidiaries operating in foreign jurisdictions must satisfy local regulatory requirements and it is possible that local licenses may require AIG Parent to meet certain conditions. Licenses issued by foreign authorities to our subsidiaries are subject to modification and revocation. Thus, our insurance subsidiaries could be prevented from conducting future business in certain of the jurisdictions where they currently operate. Adverse actions from any single country could adversely affect our results of operations, liquidity and financial condition, depending on the magnitude of the event and our financial exposure at that time in that country.

See Item 1. Business — Regulation for further discussion of our regulatory environment.

Our status as a savings and loan holding company and a systemically important financial institution, as well as the enactment of Dodd-Frank , will subject us to substantial additional federal regulation, which may materially and adversely affect our businesses, results of operations and cash flows. On July 21, 2010, Dodd-Frank, which effects comprehensive changes to the regulation of financial services in the United States, was

Enterprise Risk Management

Risk management includes the identification and measurement of various forms of risk, the establishment of risk thresholds and the creation of processes intended to maintain risks within these thresholds while optimizing returns. We consider risk management an integral part of managing our core businesses and a key element of our approach to corporate governance.

Overview

We have an integrated process for managing risks throughout our organization in accordance with our firm-wide risk appetite. Our Board of Directors has oversight responsibility for the management of risk. Our Enterprise Risk Management (ERM) Department supervises and integrates the risk management functions in each of our business units, providing senior management with a consolidated view of the firm's major risk positions. Within each business unit, senior leaders and executives approve risk-taking policies and targeted risk tolerance within the framework provided by ERM. ERM supports our businesses and management in the embedding of enterprise risk management in our key day-to-day business processes and in identifying, assessing, quantifying, managing and mitigating the risks taken by us and our businesses. Nevertheless, our risk management efforts may not always be successful and material adverse effects on our business, results of operations, cash flows, liquidity or financial condition may occur.

Enterprise Risk Management (ERM)

- Our ERM framework provides senior management with a consolidated view of our risk appetite and major risk positions.
- In each of our business units, senior leaders and executives approve risk-taking policies and targeted risk tolerance within the ERM framework while working with ERM to mitigate risks across the firm.
- Risk management is an integral part of how we manage our core businesses.

Risk Governance Structure

Our risk governance structure fosters the development and maintenance of a risk and control culture that encompasses all significant risk categories. Accountability for the implementation and oversight of risk policies is aligned with individual corporate executives, with the risk committees receiving regular reports regarding compliance with each policy to support risk governance at our corporate level as well as in each business unit.

Our Board of Directors oversees the management of risk through its Finance and Risk Management Committee (FRMC) and Audit Committee. Those committees regularly interact with other committees of the Board. Our Chief Risk Officer (CRO) reports to both the FRMC and AIG's Chief Executive Officer (CEO).

The Group Risk Committee (the GRC) is the senior management group charged with assessing all significant risk issues on a global basis to protect our financial strength, optimize our intrinsic value, and protect our reputation among key stakeholders. The GRC is chaired by our CRO. Its membership includes our CEO, Chief Financial Officer (CFO), General Counsel, and 15 other executives from across our corporate functions and business units. Our CRO reports periodically on behalf of the GRC to both the FRMC and the Audit Committee of the Board.

Management committees that support the GRC are described below. These committees are comprised of senior executives and experienced business representatives from a range of functions and business units throughout AIG and its subsidiaries. These committees are charged with identifying, analyzing and reviewing specific risk matters within their respective mandates.

Financial Risk Group (FRG): The FRG is responsible for the oversight of financial risks taken by AIG and its subsidiaries. Its mandate includes overseeing our aggregate credit, market, interest rate, liquidity and model risks, as well as asset-liability management, derivatives activity, and foreign exchange transactions. Membership of the FRG includes our EVP — Investments, Deputy AIG Chief Investment Officer, as well as our CFO, and other senior executives from Finance and ERM. Our CRO serves as Chair of the FRG.

Transaction Approval and Business Practices Committee (TABPC): TABPC provides the primary corporate-level review function for all proposed transactions and business practices that are significant in size, complex in scope, or that present heightened legal, reputational, accounting or regulatory risks. Our Deputy General Counsel serves as TABPC Chair and additional members include our CRO and CFO, and other senior executives from Finance, Legal, Treasury, Investments and our business units.

Operational Risk Committee (ORC): This committee oversees operational risk management activities across AIG's businesses, functions, and geographic locations. The ORC reviews the enterprise-wide identification, escalation and mitigation of operational risks that may arise from inadequate or failed internal processes, people, systems, or external events. The ORC also monitors current and emerging operational risks, as well as management actions taken to reduce risks to acceptable levels. The Committee approves the Operational Risk Management (ORM) Policy and ORM Framework, which includes the identification, assessment, monitoring and measurement of risks. The Committee ensures applicable governance structures are established to provide oversight of operational risk at each business unit and corporate function. The ORC also reviews aggregate firm-wide operational risk reports and provides a forum for senior management to assess our operational risk profile and to discuss operational risks that may affect our strategic objectives.

Our Chief Administrative Officer is Chair of the ORC and our Head of Operational Risk Management serves as ORC Secretary. Other ORC members include senior AIG executives with expertise in legal, compliance, technology, human resources, finance and operational risk, as well as business continuity management and the chief risk officers of our business units.

Business Unit Risk and Capital Committees: Each of our major insurance businesses has established a risk and capital committee (BU RCC) that serves as the senior management committee responsible for risk oversight at the individual business unit level. The BU RCCs are responsible for the identification, assessment and monitoring of all sources of risk within their respective portfolios. Specific responsibilities include setting risk tolerances, approving capital management strategies (including asset allocation and risk financing), insurance portfolio optimization, risk management policies and providing oversight of economic capital models. In addition to its BU RCC, each major insurance business has established subordinate committees which identify, assess and monitor the specific operational, transactional and financial risks inherent in its respective business. Together, the BU RCCs and AIG Risk Committees described above provide comprehensive risk oversight throughout the organization.

Risk oversight activities also continue to be coordinated with ILFC, a held for sale operation, until the pending ILFC sale transaction is closed.


Group Risk Committee (GRC)
Chair: AIG Chief Risk Officer
Financial Risk Group (FRG)
Chair: AIG Chief Risk Officer
Transaction Approval & Business Practices Committee (TABPC)
Chair: Deputy General Counsel
Operational Risk Committee (ORC)
Chair: Chief Administrative Officer
Business Unit Risk & Capital Committees (BU RCCs)
(AIG PC, AIG L&R, UGC)

Risk Appetite, Identification, and Measurement

Risk Appetite Framework

Our Risk Appetite Framework integrates stakeholder interests, strategic business goals and available financial resources. We intend to balance these by taking measured risks that are expected to generate repeatable, sustainable earnings and produce long-term value for our shareholders. The framework includes a Statement of Risk Appetite approved by the Board of Directors or a committee thereof and a set of supporting tools, including risk tolerances, risk limits and policies, which we use to manage our risk profile and financial resources.

We articulate our aggregate risk-taking by setting risk tolerances on capital and liquidity measures. These measures are set at the AIG Parent, as well as the business unit, level and cover consolidated and insurance company capital and liquidity ratios. We must comply with standards for capital adequacy and maintain sufficient liquidity to meet all our obligations as they come due in accordance with our internal capital management and liquidity policies. The risk tolerances for our insurance operations inform the requirements for capital adequacy for individual businesses. Our risk tolerances take into consideration regulatory requirements, rating agency expectations, and business needs. The GRC routinely reviews the level of risk taken by the consolidated organization in relation to the established risk tolerances. A consolidated risk report is also presented to the FRMC by our CRO.

A key component of our Risk Appetite Framework is setting appropriate limits on the material risks that are core to our business. The monitoring and reporting of those risk limits serves as an early warning indicator to us and is designed to provide timely oversight and enforceability to meet both internal and external stakeholders' expectations. We also have instituted other control measures, including policies and related procedures, to govern business practices that may impact our risk profile.

Risk Identification and Measurement

One tool we use to inform our Risk Appetite Framework is risk identification. We conduct risk identification through a number of processes at the business unit and corporate level focused on capturing our material risks and key areas of focus for follow-up risk management actions. In 2013, we initiated a more formal and integrated bottom-up risk identification and assessment process down to the product-line level. These processes are used as a critical input to enhance and develop our analytics for measuring and assessing risks across the organization.

We employ various approaches to measure, monitor, and manage risk exposures, including the utilization of a variety of metrics and early warning indicators. We use a proprietary stress testing framework to measure our quantifiable risks. This framework is built on our existing ERM stress testing methodology for both insurance and non-insurance operations. The framework measures risk over multiple time horizons and under different levels of stress. We develop a range of stress scenarios based both on internal experience and regulatory guidance. The stress tests are intended to ensure that sufficient resources for our insurance company subsidiaries and the consolidated company are available under both idiosyncratic and systemic market stress conditions.

The stress testing framework assesses our aggregate exposure to our most significant financial and insurance risks, including the risk in each of our insurance company subsidiaries in relation to its statutory capital needs under stress, risks inherent in our non-insurance company subsidiaries, and risks to AIG consolidated capital. Using our stress testing methodology, we evaluate the capital and earnings impact of potential stresses in relation to the relevant capital constraint of each business operation. We use this information to determine the resources needed at the AIG Parent level to support our subsidiaries and capital resources required to maintain consolidated company target capitalization levels.

We evaluate and manage risk in material topics as shown below. These topics are discussed in more detail in the following pages:

- Credit Risk Management
- Market Risk Management
- Liquidity Risk Management
- Operational Risk Management
- Insurance Operations Risks
- Other Operations Risks

Credit Risk Management

Overview

Credit risk is defined as the risk that our customers or counterparties are unable or unwilling to repay their contractual obligations when they become due. Credit risk may also result from a downgrade of a counterparty's credit ratings or a widening of its credit spreads.

We devote considerable resources to managing our direct and indirect credit exposures. These exposures may arise from fixed income investments, equity securities, deposits, commercial paper investments, reverse repurchase agreements and repurchase agreements, corporate and consumer loans, leases, reinsurance recoverables, counterparty risk arising from derivatives activities, collateral extended to counterparties, insurance risk cessions to third parties, financial guarantees and letters of credit.

Governance

Our credit risks are managed at the corporate level within ERM. ERM is assisted by credit functions headed by highly experienced credit officers in the business units, whose primary role is to assure appropriate credit risk management in accordance with our credit policies and procedures and relative to our credit risk parameters. Our Chief Credit Officer (CCO) and credit executives are primarily responsible for the development and maintenance of these credit risk policies and procedures.

Responsibilities of the CCO and credit executives include:

- developing and implementing our company-wide credit policies;
- approving delegated credit authorities to our credit executives;
- managing the approval process for requests for credit limits, program limits and credit transactions above authorities or where concentrations of risk may exist or be incurred;
- aggregating globally all credit exposure data by counterparty, country, sector and industry and reporting risk concentrations regularly to and reviewing with senior management;
- administering regular portfolio credit reviews of investment, derivative and credit risk-incurring business units and recommending corrective actions where required;
- conducting credit research on countries, sectors and asset classes where risk concentrations may exist;
- developing methodologies for quantification and assessment of credit risks, including the establishment and maintenance of our internal risk rating process; and
- approving appropriate credit reserves, credit-related other-than-temporary impairments and corresponding methodologies in all credit portfolios.

We monitor and control our company-wide credit risk concentrations and attempt to avoid unwanted or excessive risk accumulations, whether funded or unfunded. To minimize the level of credit risk in some circumstances, we may require third-party guarantees, reinsurance or collateral, such as letters of credit and trust collateral accounts. We treat these guarantees, reinsurance recoverables, letters of credit and trust collateral accounts as credit exposure and include them in our risk concentration exposure data. We identify our aggregate credit exposures to our underlying counterparty risks and report them regularly to senior management for review.

See Investments — Available for Sale Investments herein for further information on our credit concentrations and credit exposures.

Market Risk Management

Market risk is defined as the potential loss arising from adverse fluctuations in equity and commodity prices, residential and commercial real estate values, interest rates, credit spreads, foreign currencies, inflation, and their levels of volatility.

We are exposed to market risks primarily within our insurance and capital markets businesses. The chief risk officer within each such business is responsible for properly identifying these risks, then ensuring that they are appropriately measured, monitored and managed in accordance with the written risk governance framework established by the Chief Market Risk Officer (CMRO).

Our market risk management framework focuses on quantifying the financial repercussions of changes in these broad market observables, distinct from the idiosyncratic risks associated with individual assets that are addressed through our credit risk management function.

Risk Identification

Market risk quantifies the adverse impact on us due to broad, systemic movements in one or more of the following market risk drivers:

Equity market prices. We are exposed to equity market prices affecting a variety of instruments. These include direct investments in publicly-traded shares, investments in private equity, hedge funds and mutual funds, exchange-traded funds and other equity-linked capital market instruments as well as other equity-linked insurance products, including but not limited to equity-indexed annuities, variable annuities, universal life insurance, and variable universal life insurance.

Residential and commercial real estate values. Our investment portfolios are exposed to the risk of changing values in a variety of residential and commercial real estate investments. Residential investments include residential mortgages, residential mortgage-backed securities and other structured securities with underlying assets that include residential mortgages: trusts that include real estate and/or mortgages (REITs), and mortgage insurance contracts. Commercial exposures include mortgage loans, commercial mortgage backed securities and other structured securities with underlying assets that include commercial mortgages: trusts, REITs, and other investments.

Interest rates. Interest rate risk can arise from a mismatch in the interest rate exposure of assets versus liabilities. Low interest rates mean less investment income and potentially less attractive insurance products. Conversely, higher interest rates are typically beneficial for the opposite reasons. However, when rates rise quickly, there can be a temporary asymmetric GAAP accounting effect where the existing securities lose market value, which is reported in Other comprehensive income, and the offsetting decrease in the value of related liabilities may not be recognized.

Credit spread or risk premium. Credit spreads measure an instrument's risk premium or yield relative to that of a comparable duration, default-free instrument. Much like higher interest rates, wider credit spreads mean more investment income in the long-term. In the short term, quickly rising spreads will cause a loss in the value of existing securities, which is reported in Other comprehensive income. A precipitous rise in credit spreads may also signal a fundamental weakness in the credit-worthiness of bond obligors, potentially resulting in default losses.

Foreign currency exchange rates. We are a globally diversified enterprise with significant income, assets and liabilities denominated in, and significant capital deployed in, a variety of currencies.

Commodity Prices. Changes in the value of commodities can affect the valuation of publicly-traded commodities, commodity indices and derivatives.

Inflation. Changes in inflation can affect the valuation of fixed maturity securities, including AIG-issued debt obligations, linked to inflation index returns, derivatives on inflation indices, and insurance contracts where the claims are linked to inflation either explicitly, via indexing, or implicitly, through medical costs or wage levels in our primary casualty business.

Governance

Market risk is managed at the corporate level within ERM through the CMRO, which reports directly to the AIG CRO. The CMRO is supported by a dedicated team of professionals within ERM who work in partnership with the senior management of our finance, treasury and investment management corporate functions. The CMRO is primarily responsible for the development and maintenance of a risk management framework that includes the following key components:

- written policies, standards and procedures that define the rules for our market risk-taking activities and provide clear guidance regarding their execution and management;
- a limit framework that aligns with our Board-approved Risk Appetite Statement;
- independent measurement, monitoring and reporting for line of business, business unit and enterprise-wide market risks; and
- clearly defined authorities for all individuals and committee roles and responsibilities related to market risk management.

These components facilitate the CMRO's identification, measurement, monitoring, reporting and management of our market risks.

Risk Measurement

Our market risk measurement framework was developed with the main objective of communicating the range and scale of our market risk exposures. At the firm-wide level market risk is measured in a manner that is consistent with AIG's Risk Appetite Statement. This is designed to ensure that we remain within our stated risk tolerance levels and can determine how much additional market risk taking capacity we have available within our framework. At the market risk level, the framework measures our overall exposure to each systemic market risk change.

Our risk appetite is currently defined in terms of capital and liquidity levels under specified stress tests. In addition, we continue to develop economic, U.S. GAAP accounting and statutory capital-based risk measures at the market risk level, business-unit level and firm-wide levels. This process aims to ensure that we have a comprehensive view of the impact of our market risk exposures.

We use a number of approaches to measure our market risk exposure, including:

Sensitivity analysis. Sensitivity analysis measures the impact from a unit change in a market risk input. Examples of such sensitivities include a one basis point increase in yield on fixed maturity securities, a one basis point increase in credit spreads on fixed maturity securities, and a one percent increase in price on equity securities.

Scenario analysis. Scenario analysis uses historical, hypothetical, or forward-looking macroeconomic scenarios to assess and report exposures. Examples of hypothetical scenarios include a 100 basis point parallel shift in the yield curve or a 20 percent immediate and simultaneous decrease in world-wide equity markets.

Stress testing. Stress testing is a special form of scenario analysis in which the scenarios are designed to lead to a material adverse outcome. Examples of such scenarios include the stock market crash of October 1987 or the widening of yields or spread of RMBS or CMBS during 2008.

Market Risk Sensitivities

The following table provides estimates of our sensitivity to changes in yield curves, equity prices and foreign currency exchange rates:

	Exposure		Effect	
(dollars in millions)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Sensitivity factor			100 bps parallel increase in all yield curves	
Interest rate sensitive assets	$ 282,878[(a)]	$ 284,646[(a)(b)]	$ (15,004)	$ (15,199)
Sensitivity factor			20% decline in stock prices and value of alternative investments	
Equity and alternative investments exposure:				
Hedge funds	9,900	7,767	(1,980)	(1,553)
Private equity	9,810	11,223	(1,962)	(2,245)
Investment real estate	3,113	3,195	(623)	(639)
PICC[(c)]	2,536	2,262	(507)	(452)
Common equity	1,927	1,526	(385)	(305)
Aircraft asset investments	763	984	(153)	(197)
Mutual funds	85	128	(17)	(26)
Other investments	872	963	(174)	(193)
Total equity and alternative investments exposure	$ 29,006	$ 28,048[(b)]	$ (5,801)	$ (5,610)
Sensitivity factor			10% depreciation of all foreign currency exchange rates against the U.S. dollar	
Foreign currency denominated net asset position[(d)]	$ 10,350	$ 9,106	$ (1,035)	$ (911)

(a) In 2013, the analysis covers $283 billion of $306 billion interest-rate sensitive assets. Excluded are $6 billion in DIB assets, $5 billion of loans, and $4 billion of investments in life settlements. In addition, $8 billion of assets across various asset categories were excluded due to modeling and/or data limitations. In 2012, the analysis covers $285 billion of $319 billion interest-rate sensitive assets. Excluded are $15 billion in DIB assets, $5 billion of loans, and $4 billion of investments in life settlements. In addition, $10 billion of assets across various asset categories were excluded due to modeling and/or data limitations.

(b) Prior period amounts have been revised to conform to the current period presentation.

(c) Includes PICC Group and PICC P&C.

(d) The majority of the foreign currency exposure is reported on a one quarter lag.

Exposures to yield curve movements include fixed maturity securities and loans and exclude consolidated separate account assets and short-term investments. Total interest-rate sensitive assets decreased 0.6 percent or approximately $1.8 billion compared to December 31, 2012, primarily due to a net decrease in fixed maturity securities of $1.0 billion, and a decrease in mortgage and other loans receivable of $0.8 billion.

Exposures to equity and alternative investment prices include investments in common stock, preferred stocks, mutual funds, hedge funds, private equity funds, commercial real estate and real estate funds and exclude consolidated separate account assets, consolidated partnerships and consolidated funds. Total exposure in these areas at December 31, 2013 increased 3.4 percent, or approximately $958 million, compared to exposure at December 31, 2012, primarily due to an increase of $2.1 billion related to hedge fund investments and an increase in common equity securities of $401 million. These increases were partially offset by a decrease in private equity investments of $1.4 billion and a decrease in aircraft asset investments of $221 million.

Foreign currency-denominated net asset position reflects our consolidated non-U.S. dollar assets less our consolidated non-U.S dollar liabilities on a U.S. GAAP basis. We use a bottom-up approach in managing our foreign currency exchange rate exposures with the objective of protecting statutory capital at the regulated insurance entity level. We manage cash flow risk on our foreign currency-denominated debt issued by AIG Parent, and use a variety of techniques to mitigate this risk, including but not limited to the execution of cross-currency swaps and the issuance of new foreign currency-denominated debt to replace equivalent maturing debt. At the AIG Parent level, we monitor our foreign currency exposures against single currency and aggregate currency portfolio limits. As a matter of general practice, we do not typically hedge our foreign currency exposures to net investments in subsidiaries. However, we may utilize either cross-currency swaps or our foreign currency- denominated debt as a net investment hedge of our capital in subsidiaries.

At December 31, 2013, our five largest foreign currency net asset positions were denominated in British pounds, Canadian dollars, Euro, Hong Kong dollars and Japanese yen. Foreign currency-denominated net asset position at December 31, 2013 increased 13.7 percent, or $1.2 billion, compared to December 31, 2012. This was primarily due to an increase in our Hong Kong dollar position of $523 million and $337 million resulting from AIG Life and Retirement's and AIG Property Casualty's investments in PICC Group and PICC P&C, respectively; an increase in our British pound position of $730 million as a result of AIG Parent repurchasing outstanding British pound-denominated debt; an increase in our Japanese yen position of $513 million resulting from AIG Property Casualty Japan's operations and unrealized appreciation of investments; and an increase in our Israeli shekel position of $128 million resulting from the increase in our ownership of AIG Israel Insurance Company Limited. These increases were partially offset by a decrease in our British pound position of $400 million resulting from AI Overseas Association (AIOA) IBNR reserves adjustments; a decrease in our Canadian dollar position of $389 million, primarily from the operations of AIG Insurance Company of Canada; and a decrease of $225 million, resulting from the weakening of other currencies against the U.S. dollar.

For illustrative purposes, we modeled our sensitivities based on a 100 basis point increase in yield curves, a 20 percent decline in equities and alternative assets, and a 10 percent depreciation of all foreign currency exchange rates against the U.S. dollar. This should not be taken as a prediction, but only as a demonstration of the potential effects of such events.

The sensitivity factors utilized for 2013 and presented above were selected based on historical data from 1993 to 2013, as follows (see the table below):

- a 100 basis point parallel shift in the yield curve is consistent with a one standard deviation movement of the benchmark ten-year treasury yield;
- a 20 percent drop for equity and alternative investments is broadly consistent with a one standard deviation movement in the S&P 500; and
- a 10 percent depreciation of foreign currency exchange rates is consistent with a one standard deviation movement in the U.S. dollar (USD)/Great Britain pound (GBP) exchange rate.

	Period	Standard Deviation	Suggested 2013 Scenario	2013 Scenario as a Multiple of Standard Deviation	2013 Change/ Return	2013 as a Multiple of Standard Deviation	Original 2012 Scenario (based on Standard Deviation for 1992-2012 Period)
10-Year Treasury	1993 – 2013	0.01	0.01	0.96	0.01	1.21	0.01
S&P 500	1993 – 2013	0.19	0.20	1.04	0.30	1.53	0.20
USD/GBP	1993 – 2013	0.09	0.10	1.07	0.02	0.20	0.10

Risk Monitoring and Limits

To control our exposure to market risk, we rely on a three-tiered system of limits that the CMRO closely monitors and reports to our CRO, senior management and risk committees.

Our CRO and CMRO establish market risk limits that are consistent with our Risk Appetite Statement and approved by each of the FRG and the GRC. These limits are tiered to accommodate product line, business unit and enterprise-wide needs and risk profiles. Consolidated company-level limits define our aggregate maximum exposure for the various market risk factors. Business unit limits are designed to control specific, material market risk activities on a more granular level and additional limits are allocated into individual regions, lines of business and portfolios to address idiosyncratic risks not captured by the higher-level limits, as well as to address the requirements of regulators and rating agencies. All limits are reviewed by the FRG and GRC on a periodic basis and revisions, if applicable, are proposed by our CRO and the CMRO for approval by those committees.

The individual product lines and business units are initially responsible for complying with all market risk limits. The ERM teams and chief risk officers within each business unit monitor such compliance and coordinate with the CMRO to provide regular, timely reporting to our senior management and risk committees. Limit breaches are required to be reported in a timely manner and are documented and escalated in accordance with their level of severity or materiality. Responsibility for addressing and/or remediating any breach rests with individual or individuals within the specific unit that experienced the breach, who must report regularly on their progress to the ERM market risk team.

Liquidity Risk Management

Liquidity risk is defined as the risk that our financial condition will be adversely affected by the inability or perceived inability to meet our short-term cash, collateral or other financial obligations.

The failure to appropriately manage liquidity risk can result in reduced operating flexibility, increased costs, and reputational harm. Because liquidity is critically important, our liquidity governance includes a number of liquidity and funding policies and monitoring tools to address both AIG-specific, broader industry and market related liquidity events.

Sources of Liquidity risk can include, but are not limited to:

- financial market movements — significant changes in interest rates can provide incentives for policyholders to surrender their policies. Changes in markets can impact collateral posting requirements or limit our ability to sell assets at reasonable values to meet liquidity needs due to unfavorable market conditions, inadequate market depth, or other investors seeking to sell the same or similar assets;
- potential reputational events or credit downgrade — changes can have an impact on policyholder cancellations and withdrawals or impact collateral posting requirements; and
- catastrophic events, including natural and man-made disasters, that can increase policyholder claims.

The principal objective of our liquidity risk framework is to protect our liquidity position and identify a diversity of funding sources available to meet actual and contingent liabilities during both normal and stress periods. This framework is guided by the liquidity risk tolerance. AIG Parent liquidity risk tolerance levels are established for base and stress scenarios over a time horizon covering a period greater than one year. We maintain a liquidity buffer designed to ensure that funding needs are met under varying market conditions. If we project that we will breach the tolerance, we will assess and determine appropriate liquidity management actions. However, the market conditions in effect at that time may not permit us to achieve an increase in liquidity sources or a reduction in liquidity requirements.

We strive to manage our liquidity prudently at a legal entity level across AIG Parent and the operating companies. Key components of the framework include effective corporate governance and policy, maintaining diversified sources of liquidity, contingency funding plans, and regular review of liquidity metrics in both normal and stress conditions. We view each component of the framework together to achieve our goal of sound liquidity risk management.

Operational Risk Management

Operational risk is defined as the risk of loss, or other adverse consequences, resulting from inadequate or failed internal processes, people, systems, or from external events. Operational risk includes legal risk, but excludes business and strategy risks.

Operational risk is inherent in each of our business units and corporate functions. Operational risks may lead to the following impacts: unintended economic losses or gains, reputational harm due to negative publicity, censure from supervisory agencies, operational and business disruptions, and/or damage to customer relationships.

Our ORM function, which supports our ORC, has the responsibility to provide an aggregate view of our operational risk profile. Our ORM function oversees the Operational Risk policy and framework, which includes risk identification, assessment, monitoring and measurement.

Each business unit is primarily responsible for managing its operational risks and implementing the components of the operational risk management program. In addition, certain corporate control functions have been assigned accountability for enterprise-wide risk management for their respective areas. These control functions include: Sarbanes-Oxley (SOX), Business Continuity Management (BCM), Information Technology Security Risk, Compliance, Model Validation and Vendor Management. Senior business operational risk executives report to their respective business unit CRO and to the Head of our ORM. This reporting structure is designed to enable close alignment with the businesses while ensuring consistent implementation of operational risk management practices.

A strong operational risk management program facilitates the identification and mitigation of operational risk issues. To accomplish this, our operational risk management program is designed to:

- pro-actively address potential operational risk issues;
- create transparency throughout the organization; and
- assign clear ownership and accountability for addressing identified operational risk issues.

As part of the ORM framework, we deploy an integrated risk assessment approach which includes top-down risk assessments to identify our most significant operational risks, a Risk and Control Self Assessment (RCSA) process to identify key operational risks conducted at the business units and corporate functions and the identification of emerging risks through our Vulnerability Identification (VID) process which considers risks that have not yet fully manifested but could become significant over time. Corrective action plans are developed to address identified issues. Businesses are accountable for tracking and remediating these issues.

Operational risk management reporting to senior management and operational risk governance committees provides awareness of operational risk exposures, identifies key risks and facilitates management decision making. Reporting includes operational risk mitigation and monitoring, RCSA results and the status of issue resolution to senior management.

Insurance Operations Risks

Except as described above, we manage our business risk oversight activities through our insurance operations.

Our insurance businesses are conducted on a global basis and expose us to a wide variety of risks with different time horizons. We manage these risks throughout the organization, both centrally and locally, through a number of procedures:

- pre-launch approval of product design, development and distribution;
- underwriting approval processes and authorities;
- exposure limits with ongoing monitoring;
- modeling and reporting of aggregations and limit concentrations at multiple levels (policy, line of business, product group, country, individual/group, correlation and catastrophic risk events);
- compliance with financial reporting and capital and solvency targets;
- use of reinsurance, both internal and third-party; and
- review and establishment of reserves.

We closely manage insurance risk by monitoring and controlling the nature and geographic location of the risks in each line of business underwritten, the terms and conditions of the underwriting and the premiums we charge for taking on the risk. We analyze concentrations of risk using various modeling techniques, including both probability distributions (stochastic) and single-point estimates (deterministic) approaches.

Our major categories of insurance risks are:

- **Property and Casualty (AIG Property Casualty)** — risks covered include property, casualty, fidelity/surety, accident and health, aviation and management liability. We manage risks in the general insurance segment through aggregations and limitations of concentrations at multiple levels: policy, line of business, geography, industry and legal entity.
- **Life Insurance & Retirement Services (AIG Life and Retirement)** — risks include mortality and morbidity in the insurance-oriented products and insufficient cash flows to cover contract liabilities in the retirement savings-oriented products. We manage risks through product design, sound medical underwriting, and external traditional reinsurance programs.
- **Mortgage Guaranty (United Guaranty Corporation)** — We manage risks in the mortgage insurance business through geographic location of the insured properties, the relative economic conditions in the local housing markets, credit attributes of the borrowers, and the loan amount relative to the value of the respective collateral.

We purchase reinsurance for our insurance operations. Reinsurance facilitates insurance risk management (retention, volatility, concentrations) and capital planning. We may purchase reinsurance on a pooled basis. Pooling of our reinsurance risks enables us to purchase reinsurance more efficiently at a consolidated level, manage global counterparty risk and relationships and manage global catastrophe risks, both for AIG Property Casualty and AIG Life and Retirement.

AIG Property Casualty Key Insurance Risks

A primary goal in managing our AIG Property Casualty operations is to achieve an acceptable return on equity. To achieve this goal, we must be disciplined in risk selection, premium adequacy, and appropriate terms and conditions to cover the risk accepted.

We manage insurance risks through risk review and selection processes, exposure limitations, exclusions, deductibles, self-insured retentions, coverage limits, attachment points, and reinsurance. This management is supported by sound underwriting practices, pricing procedures and the use of actuarial analysis to help determine overall adequacy of provisions for insurance. Underwriting practices and pricing procedures incorporate historical experience, current regulation and judicial decisions as well as proposed or anticipated regulatory changes.

For AIG Property Casualty, insurance risks primarily emanate from the following:

- **Unpaid Loss and Loss Expense Reserves** — The potential inadequacy of the liabilities we establish for unpaid losses and loss expenses is a key risk faced by AIG Property Casualty. There is significant uncertainty in factors that may drive the ultimate development of losses compared to our estimates of losses and loss expenses. We manage this uncertainty through internal controls and oversight of the loss reserve setting process, as well as reviews by external experts. See Item 1. Business — A review of Liability for unpaid claims and claims adjustment expense herein for further details.
- **Underwriting** — The potential inadequacy of premiums charged for future risk periods on risks underwritten in our portfolios can impact AIG Property Casualty's ability to achieve an underwriting profit. We develop pricing based on our estimates of losses and expenses, but factors such as market pressures and the inherent uncertainty and complexity in estimating losses may result in premiums that are inadequate to generate underwriting profit.
- **Catastrophe Exposure** — Our business is exposed to various catastrophic events in which multiple losses can occur and affect multiple lines of business in any calendar year. Natural disasters, such as hurricanes, earthquakes and other catastrophes, have the potential to adversely affect our operating results. Other risks, such as man-made catastrophes or pandemic disease, could also adversely affect our business and operating results to the extent they are covered by our insurance products. Concentration of exposure in certain industries or geographies may cause us to suffer disproportionate losses.
- **Reinsurance** — Since we use reinsurance to limit our losses, we are exposed to risks associated with reinsurance including the unrecoverability of expected payments from reinsurers either due to an inability or unwillingness to pay, contracts that do not respond properly to the event, or that actual reinsurance coverage is different than anticipated.

Natural Catastrophe Risk

We manage catastrophe exposure with multiple approaches such as setting risk limits based on aggregate Probable Maximum Loss (PML) modeling, monitoring overall exposures and risk accumulations, and purchasing catastrophe reinsurance through both traditional reinsurance markets and capital markets in addition to other reinsurance protections.

We use third-party catastrophe risk models and other tools to evaluate and simulate frequency and severity of catastrophic events and associated losses to our portfolios of exposures. We apply a proprietary multi-model approach to account for relative strengths and weaknesses of vendor models, and make adjustments to modeled losses to account for loss adjustment expenses, model biases, data quality and non-modeled risks.

In addition, we perform post-catastrophe event studies to identify model weaknesses, underwriting gaps and lessons, and improvement opportunities. Lessons learned from post-catastrophe event studies are incorporated into the modeling and underwriting process of risk pricing and selection. The majority of policies exposed to catastrophic risks are one-year contracts which allow us to adjust our underwriting guidelines and exposures accumulation in a relatively short period.

We recognize that climate change has implications for insurance industry exposure to natural catastrophe risk. With multiple levels of risk management processes in place, we actively analyze the latest climate science and policy to anticipate potential changes to our risk profile, pricing models and strategic planning. For example, we continually consider changes in climate and weather patterns as an integral part of the underwriting process. In addition, we are committed to providing innovative insurance products and services to help our clients be proactive against the threat of climate change, including expanding natural disaster resilience, promoting adaptation, and reducing greenhouse gas emissions. Our internal product development, underwriting, modeling, and sustainability practices will continue to adapt to and evolve with the developing risk exposures attributed to climate change.

Our natural catastrophe exposure is primarily driven by the U.S. and Japan, though our overall exposure is diversified across multiple countries. For example, we have exposures to additional perils such as European windstorms and flood. Within the U.S., we have significant hurricane exposure in Florida, the Gulf of Mexico and the Northeast U.S. and mid-Atlantic regions. Events impacting the Northeast U.S. and the mid-Atlantic may result in a higher share of industry losses than other regions primarily due to our relative share of exposure in those regions. Within the U.S., we have significant earthquake exposure in California and the Pacific Northwest and New Madrid regions. Earthquakes impacting the Pacific Northwest region may result in a higher share of industry losses than other regions primarily due to our relative share of exposure in that region.

The estimates below are the Occurrence Exceedance Probability (OEP) losses, which reflect losses that may occur in any single year due to the defined peril. The 1-in-100 and 1-in-250 PMLs are the probable maximum losses from a single natural catastrophe event with probability of 1 percent and 0.4 percent, respectively.

The following table presents an overview of modeled losses (OEP) for top perils and countries.

At December 31, 2013 *(in millions)*	Gross	Net of 2014 Reinsurance	Net of 2014 Reinsurance, After Tax	Percent of Total Shareholder Equity
Exposures:				
U.S. Hurricane (1-in-100)[(a)]	$ 4,729	$ 2,661	$ 1,730	1.7%
U.S. Earthquake (1-in-250)[(b)]	7,480	3,599	2,339	2.3
Japanese Wind (1-in-100)	1,293	708	460	0.5
Japanese Earthquake (1-in-250)[(c)]	$ 942	$ 710	$ 462	0.5%

(a) The U.S. hurricane amount includes losses to property from hurricane hazards of wind and storm surge.

(b) U.S. earthquake loss estimates represent exposure to Property, Workers' Compensation (U.S.) and A&H business lines.

(c) Japan Earthquake represents exposure to property and A&H business lines.

The OEP estimates provided above reflect our in-force portfolios at September 30, 2013, for U.S. exposures, and at June 30, 2013 for Japan exposures. The catastrophe reinsurance program is as of January 1, 2014.

AIG Property Casualty natural catastrophe modeled losses relative to an industry benchmark over different return periods are presented in the chart below. AIG Property Casualty natural catastrophe net modeled losses across all perils worldwide are higher than the industry benchmark in the case of more likely events, and lower in the case of tail events.

AIG Property Casualty Natural Catastrophe exposure vs. Industry benchmark*, worldwide net aggregate exceedance probability as a percentage of AIG Property Casualty statutory surplus:


5.3%
7.2%
12.1%
12.8%
21.3%
17.5%
Benchmark
AIG PC
1-in-10
1-in-100
1-in-250
Return Period

* Benchmark referenced is from the Moody's P&C rating Methodology Update, May 2013.

AIG Property Casualty utilizes industry-recognized catastrophe models and applies its proprietary modeling processes and assumptions to arrive at loss estimates. The use of different methodologies and assumptions could materially change the projected losses. Since there is no industry standard for assumptions and preparation of insured data for use in models, modeled losses may not be comparable to estimates made by other companies.

Also, the modeled results are based on the assumption that all reinsurers fulfill their obligations to us under the terms of the reinsurance arrangements. However, reinsurance recoverable may not be fully collectible. In particular, the use of catastrophe bonds may not provide commensurate levels of protection compared to traditional reinsurance transactions. Some catastrophe bond transactions may be based on an industry loss index rather than on actual losses incurred by us, which would result in residual risk. Therefore, these estimates are inherently uncertain and may not accurately reflect our exposure to these events.

Our 2014 catastrophe reinsurance program includes coverage for natural catastrophes and some coverage for terrorism events. It consists of a large North American occurrence cover (without reinstatement) to protect against a large U.S. loss, and a worldwide aggregate cover to protect against multiple smaller losses. The attachment point for this reinsurance program is at $3 billion.

Actual results in any period are likely to vary, perhaps materially, from the modeled scenarios. The occurrence of one or more severe events could have a material adverse effect on our financial condition, results of operations and liquidity. See also Item 1A. Risk Factors — Reserves and Exposures for additional information.

Terrorism Risk

We actively monitor terrorism risk and manage exposures to losses from terrorist attacks. We have set risk limits based on modeled losses from certain terrorism attack scenarios. Terrorism risks are modeled using third-party vendor models and various terrorism attack models and scenarios. Adjustments are made to account for vendor model gaps and the nature of AIG Property Casualty exposures. Examples of modeled scenarios are conventional bombs of different sizes, anthrax attacks and nuclear attacks.

Our largest terrorism exposures are in New York City, and estimated losses are largely driven by the Property and Workers' Compensation lines of business. At our largest exposure location, modeled losses for a five-ton bomb attack net of the Terrorism Risk Insurance Program Reauthorization Act of 2007 (TRIPRA) and reinsurance recoveries are estimated to be $3.3 billion as of September 30, 2013. We also have smaller terrorism exposure in Canadian cities and in London.

We also have exposure to terrorist attacks due to coverage at airport locations for airline hull, airline and airport property. The exposure is expected to be less than the exposure in New York City to losses from a conventional five-ton bomb attack.

Our exposure to terrorism risk is mitigated by TRIPRA in addition to limited private reinsurance protections. TRIPRA covers terrorist attacks in the United States only and excludes certain lines of business as specified by applicable law. TRIPRA covers 85 percent of insured losses above a deductible. The current estimate of our deductible is about $2.8 billion for 2013. TRIPRA is set to expire on December 31, 2014. We are closely monitoring the legislative developments related to TRIPRA renewal or expiration, and developing appropriate business strategies for potential legislation outcomes, including non-renewal of TRIPRA.

We offer terrorism coverage in many other countries through various insurance products and participate in country terrorism pools when applicable. International terrorism exposure is estimated using scenario-based modeling and exposure concentration is monitored routinely. Targeted reinsurance purchases are made for some lines of business to cover potential losses due to terrorist attacks.

Reinsurance Recoverable

AIG's reinsurance recoverable assets are comprised of:

- Paid losses recoverable — balances due from reinsurers for losses and loss expenses paid by our subsidiaries and billed, but not yet collected.
- Ceded loss reserves — ultimate ceded reserves for losses and loss expenses, including reserves for claims reported but not yet paid and estimates for IBNR.
- Ceded reserves for unearned premiums.

At December 31, 2013, total reinsurance recoverable assets were $23.8 billion. These assets include general reinsurance paid losses recoverable of $1.3 billion, ceded loss reserves of $17.3 billion including reserves for IBNR, and ceded reserves for unearned premiums of $3.4 billion, as well as life reinsurance recoverables of $1.8 billion. The methods used to estimate IBNR and to establish the resulting ultimate losses involve projecting the frequency and severity of losses over multiple years. These methods are continually reviewed and updated by management. Any adjustments are reflected in income. We believe that the amount recorded for ceded loss reserves at December 31, 2013 reflect a reasonable estimate of the ultimate losses recoverable. Actual losses may, however, differ, perhaps materially, from the reserves currently ceded.

The Reinsurance Credit Department (RCD) conducts periodic detailed assessments of the financial strength and condition of current and potential reinsurers, both foreign and domestic. The RCD monitors both the financial condition of reinsurers as well as the total reinsurance recoverable ceded to reinsurers, and set limits with regard to the amount and type or exposure we are willing to take with reinsurers. As part of these assessments, we attempt to identify whether a reinsurer is appropriately licensed, assess its financial capacity and liquidity; and evaluate the local economic and financial environment in which a foreign reinsurer operates. The RCD reviews the nature of the risks ceded and the need for measures, including collateral to mitigate credit risk. For example, in our treaty reinsurance contracts, we frequently include provisions that require a reinsurer to post collateral or use other measures to reduce exposure when a referenced event occurs. Furthermore, we limit our unsecured exposure to reinsurers through the use of credit triggers such as insurer financial strength rating downgrades, declines in regulatory capital, or specified declines in risk-based capital (RBC) ratios. We also set maximum limits for reinsurance recoverable exposure, which in some cases is the recoverable amount plus an estimate of the maximum potential exposure from unexpected events for a reinsurer. In addition, credit executives within ERM review reinsurer exposures and credit limits and approve reinsurer credit limits above specified levels. Finally, even where we conclude that uncollateralized credit risk is acceptable, we require collateral from active reinsurance counterparties where it is necessary for our subsidiaries to recognize the reinsurance recoverable assets for statutory accounting purposes. At December 31, 2013, we held $7.5 billion of collateral, in the form of funds withheld, securities in reinsurance trust accounts and/or irrevocable letters of credit, in support of reinsurance recoverable assets from unaffiliated reinsurers. We believe that no exposure to a single reinsurer represents an inappropriate concentration of risk to AIG, nor is our business substantially dependent upon any single reinsurance contract.

The following table presents information for each reinsurer representing in excess of five percent of our total reinsurance recoverable assets:

At December 31, 2013 (in millions)	S&P Rating[(a)]	A.M. Best Rating[(a)]	Gross Reinsurance Assets	Percent of Reinsurance Assets[(b)]	Collateral Held[(c)]	Uncollateralized Reinsurance Assets
Reinsurer:						
Berkshire Hathaway Group of Companies	AA+	A++	$ 2,015[(d)]	8.5%	$ 1,383	$ 632
Munich Reinsurance Group of Companies	AA–	A+	$ 1,474	6.2%	$ 598	$ 876
Swiss Reinsurance Group of Companies	AA–	A+	$ 1,454	6.1%	$ 467	$ 987

(a) The financial strength ratings reflect the ratings of the various reinsurance subsidiaries of the companies listed as of February 11, 2014.

(b) Total reinsurance assets include both AIG Property Casualty and AIG Life and Retirement reinsurance recoverable.

(c) Excludes collateral held in excess of applicable treaty balances.

(d) Includes $1.6 billion recoverable under the 2011 retroactive reinsurance transaction pursuant to which a large portion of AIG Property Casualty's net domestic asbestos liabilities were transferred to NICO. Does not include reinsurance assets ceded to other reinsurers for which NICO has assumed the collection risk. See Liability for Unpaid Claims and Claim Adjustment Expense — Transfer of Domestic Asbestos Liabilities.

At December 31, 2013, we had no significant general reinsurance recoverable due from any individual reinsurer that was financially troubled. Reinsurance underwriting profits in 2013 generally have increased reinsurer capital levels and therefore the industry's underwriting capacity. This increased capacity has resulted in increased competition and lower rates for 2014 renewals. Reduced profitability associated with lower rates could potentially result in reduced capacity or rating downgrades for some reinsurers. The RCD, in conjunction with the credit executives within ERM, reviews these developments, monitors compliance with credit triggers that may require the reinsurer to post collateral, and seeks to use other appropriate means to mitigate any material risks arising from these developments.

See Item 7. MD&A — Critical Accounting Estimates — Reinsurance Assets for further discussion of reinsurance recoverable.

AIG Life and Retirement Key Insurance Risks

For AIG Life and Retirement, the primary risks are the following:

- **Mortality risk** — represents the risk of loss arising from actual mortality rates being higher than expected mortality rates. This risk could arise from pandemics or other events, including longer-term societal changes that cause higher than expected mortality. This risk exists in a number of our product lines but is most significant for our life insurance products.
- **Longevity risk** — represents the risk of a change in value of a policy arising from actual mortality rates being lower than the expected mortality rates. This risk could arise from longer-term societal health changes as well as other factors. This risk exists in a number of our product lines but is most significant for our retirement, institutional and annuity products.
- **Client behavioral risk including surrender/lapse risk** — there are many assumptions made when products are sold including how long the contracts will persist. Actual experience can vary significantly from these assumptions. This risk is impacted by a number of factors including changes in market conditions and policyholder preferences. This risk exists in the majority of our product lines.
- **Interest rate risk** — represents the potential for loss due to a change in interest rates. Interest rate risk is measured with respect to assets, liabilities (both insurance-related and financial), and derivatives. This risk manifests itself when interest rates move significantly in a short period of time (interest rate shock) but can also manifest itself over a longer period of time such as a persistent low interest rate environment.
- **Equity risk** — represents the potential for loss due to changes in equity prices. It affects equity-linked insurance products, including but not limited to equity-indexed annuities, variable annuities (and associated guaranteed living and death benefits), universal life insurance, and variable universal life insurance. It also affects our equity

investments and equity-related investments. In addition, changes in the volatility of equity prices can affect the valuation of those insurance products that are accounted for in a manner similar to equity derivatives.

AIG Life and Retirement manages these risks through product design, experience monitoring, pricing actions, risk limitations, reinsurance and active monitoring and management of the relationships between assets and liabilities, including hedging. The emergence of significant adverse experience would require an adjustment to DAC and benefit reserves which could have a material adverse effect on our consolidated results of operations for a particular period. For a further discussion of this risk, see Item 1A. Risk Factors — Business and Operations.

Mortgage Guaranty Key Insurance Risks

For UGC, risks emanate primarily from the following:

- **Mortgage Underwriting risk** — represents the potential exposure to loss due to borrower default on a first-lien residential mortgage; the primary drivers of this risk are home price depreciation, changes in the unemployment rate, changes in mortgage rates, and a borrower's willingness to pay.
- **Pricing risk** — represents the potential exposure to loss if actual policy experience emerges adversely in comparison to the assumptions made in product pricing. This may be related to adverse economic conditions, prepayment of policies, investment results, and expenses.

UGC manages the quality of the loans it insures through use of a proprietary risk quality index. UGC uses this index to determine an insurability threshold as well as to manage the risk distribution of its new business. Along with traditional mortgage underwriting variables, UGC's risk-based pricing model uses rating factors such as geography and the historical quality of a lender's origination process to establish premium rates.

UGC's risk appetite framework establishes various concentration limits on the business UGC insures (for example, geography), and defines underwriting characteristics for which UGC will not insure loans.

Other Operations Risks

Global Capital Markets

GCM actively manages its exposures to limit potential economic losses, and in doing so, GCM must continually manage a variety of exposures including credit, market, liquidity, operational and legal risks. The senior management of AIG defines the policies and establishes general operating parameters for GCM's operations. Our senior management has established various oversight committees to regularly monitor various financial market, operational and credit risks related to GCM's operations. The senior management of GCM reports the results of its operations to and reviews future strategies with AIG's senior management.

GCM Derivative Transactions

A counterparty may default on any obligation to us, including a derivative contract. Credit risk is a consequence of extending credit and/or carrying trading and investment positions. Credit risk exists for a derivative contract when that contract has a positive fair value to AIG. The maximum potential exposure will increase or decrease during the life of the derivative commitments as a function of maturity and market conditions. To help manage this risk, GCM's credit department operates within the guidelines set by the credit function within ERM. Transactions that fall outside these pre-established guidelines require the specific approval of ERM. It is also AIG's policy to record credit valuation adjustments for potential counterparty default when necessary.

In addition, GCM utilizes various credit enhancements, including letters of credit, guarantees, collateral, credit triggers, credit derivatives, margin agreements and subordination to reduce the credit risk relating to its outstanding financial derivative transactions. GCM requires credit enhancements in connection with specific transactions based on, among other things, the creditworthiness of the counterparties, and the transaction's size and maturity. Furthermore, GCM enters into certain agreements that have the benefit of set-off and close-out netting provisions; such as ISDA Master Agreements, repurchase agreements and securities lending agreements. These provisions provide that, in the case of an early termination of a transaction, GCM can set off its receivables from a counterparty against its payables to the same counterparty arising out of all covered transactions. As a result, where a legally enforceable netting agreement exists, the fair value of the transaction with the counterparty represents the net sum of estimated fair values.

The fair value of GCM's interest rate, currency, credit, commodity and equity swaps, options, swaptions, and forward commitments, futures, and forward contracts reported in Derivative assets, at fair value, was approximately $1.4 billion at December 31, 2013 and $3.2 billion at December 31, 2012. Where applicable, these amounts have been determined in accordance with the respective master netting agreements.

GCM evaluates the counterparty credit quality by reference to ratings from rating agencies or, where such ratings are not available, by internal analysis consistent with the risk rating policies of ERM. In addition, GCM's credit approval process involves pre-set counterparty and country credit exposure limits subject to approval by ERM and, for particularly credit-intensive transactions, requires approval from ERM.

The following table presents the fair value of GCM's derivatives portfolios by counterparty credit rating:

At December 31, *(in millions)*	2013	2012
Rating:		
AAA	$ 129	$ 145
AA	156	168
A	291	745
BBB	687	1,907
Below investment grade	114	199
Total	$ 1,377	$ 3,164

See Critical Accounting Estimates below and Note 11 to the Consolidated Financial Statements for additional discussion related to derivative transactions.

Aircraft Leasing

Risks inherent in ILFC's business, which are managed at the business unit level, include the following:

- that there will be no market for the aircraft acquired;
- that aircraft cannot be placed with lessees;
- non-performance by lessees;
- that aircraft and related assets cannot be disposed of at the time and in a manner desired;
- losses on sales or impairment charges and fair value adjustments on older aircraft; and
- an inability of ILFC to access the capital markets to finance operations and meet contractual obligations due to prevailing economic and market conditions.

ILFC uses security deposit requirements, repossession rights and overhaul requirements, while also closely monitoring industry conditions, to manage the risk of nonperformance by its lessees. At December 31, 2013, more than 93 percent of ILFC's lease revenue came from non-U.S. carriers, and its fleet continues to be in high demand from such carriers. Quarterly, ILFC's management evaluates the need to perform a recoverability assessment of aircraft in its fleet, including events and circumstances that may cause impairment of aircraft values, and performs this assessment at least annually for all aircraft in its fleet. Management evaluates aircraft in the fleet as necessary based on these events and circumstances. As new and more fuel-efficient aircraft enter the marketplace and negatively affect the demand for older aircraft, lease rates on older aircraft may deteriorate and ILFC may incur additional losses on sales or record impairment charges and fair value adjustments.

Corporate & Other

The major risk for investments in life settlements is longevity risk, which represents the risk of a change in the carrying value of the contracts arising from actual mortality rates being lower than the expected mortality rates. This risk could arise from longer term societal health changes as well as other factors.

ANNEX D

(Please see the attached.)

AIG



CODE OF CONDUCT The Right Choice



A Message from AIG

Dear Colleagues,

AIG has built its reputation over 95 years, and today, as a leading international insurer, people and businesses around the world rely on us to help them prepare for the future, recover from loss, and retire with confidence. We could not be prouder to be in a business where we help make people safer – and the world a safer place.

Our accomplishments and reputation are a direct result of having earned the trust of our customers, business partners, shareholders, and the communities where we do business. We earn and maintain that trust each day by keeping our promises and behaving ethically, so acting with the highest standards of integrity at all times is our number one priority.

We look to the Code of Conduct as an essential tool to help guide our decisions and actions. This Code is neither a comprehensive resource nor a substitute for sound judgment; it is a summary of standards intended to sustain integrity throughout AIG.

In AIG's culture, we are empowered to make decisions and take action, so knowing the rules of the road in advance of taking action is absolutely necessary. Please take the time to read and absorb the Code so that we are incorporating the letter and spirit of these principles into our actions every day as we deliver on our commitments to each other and all of our stakeholders. That's how we'll protect our reputation and ensure we will be there for our customers for the next 95 years and beyond.

Thank you for your continued support.

Peter Hancock



A Message from the Chief Compliance Officer

Dear Colleagues:

The rules included in this Code of Conduct are things we should know and keep in mind as we engage in any activities on behalf of AIG. The Code not only reflects the values we believe are important to running a sound business, but also the laws by which we as a corporation are governed.

Compliance with the law – and our own ethical standards – helps us avoid serious damage to our reputation and business. While we all strive to work with integrity, some circumstances can be challenging and raise questions about what the appropriate course of action should be. The Code is meant to help provide guidance in these situations, although it is not a comprehensive resource. If you have specific questions related to your situation, business or function, please reach out and ask.

We take compliance with this Code seriously, and I ask all employees to speak up if they think they see something that violates these principles. Please do not hesitate to raise your hand if you have a question or concern.

The integrity that AIG employees bring to the job each day is key to our success. This integrity gives customers, business partners, and communities the confidence that we will be there for them when they call on us in the future, and ensures that stakeholders, including regulators and investors, believe in the strength and reliability of AIG. Following both the letter and the spirit of the Code will allow us to continue to be an industry leader, and retain the respect of our partners, colleagues, and communities.

Karen Nelson

Table of Contents

Table of Contents (continued)

When used in this Code, 'AIG' refers to American International Group, Inc. and its subsidiaries worldwide. Business units and jurisdictions may have other Codes consistent with or more stringent than this Code. These Codes may impose additional responsibilities on employees in those business units and jurisdictions. Concerns regarding potential conflicts between a provision of this Code and local law should be escalated to the compliance officer.

Delivering on Our Commitments

At the core of AIG's business is a promise that we will stand behind our products and services. Personal and organizational integrity are critical to delivering on this promise and protecting our reputation.

Delivering on our commitments is vitally important to our employees, customers, business partners, shareholders and the communities in which we live and do business.

To Whom Does the Code Apply?

The *AIG Code of Conduct* ("the Code") provides ethical guidelines for conducting business on behalf of all AIG companies. The Code is a resource for all AIG officers and employees. This Code cannot address every issue that we may encounter but it does provide guidance and resources for those times when the right choice is not clear. Additional information, including relevant rules and policies, may be found in links throughout this document as well as in our corporate policies.

Certain AIG business partners, such as agents and consultants, represent AIG to the public, and they are expected to adhere to the spirit of the Code, the AIG Third Party Code of Conduct, and to any applicable contractual provisions, when working on behalf of AIG companies.

AIG is a vast organization, and yet we are united by our commitment to deliver on our promises. Each of us has a responsibility to earn the trust that is placed in us.

- Our fellow employees trust us to value and respect them.
- Our customers and business partners trust our integrity.



- Our shareholders trust our stewardship.
- Communities around the world rely on us to be responsible corporate citizens.

This Code of Conduct is organized based on the commitments we deliver to each of these groups of people.

Individual Responsibilities

Meeting our responsibilities enables our business to succeed and grow, today and in the future.

Each of us is expected to:

- Understand and act in accordance with this Code, AIG's Policies, and applicable laws and regulations.
- Seek guidance from management, compliance personnel or AIG's legal counsel when you have questions.
- Promptly report concerns about possible violations of this Code or applicable laws and regulations to management or to one of the resources listed on the next page.
- Participate in ethics and compliance training to keep up-to-date on current standards and expectations.

No reason, including the desire to meet business goals, can ever be an excuse for violating this Code, AIG Policies, laws or regulations.

Additional Responsibilities for Managers

Each manager is expected to fulfill the following additional responsibilities:

- Serve as a role model by demonstrating the highest ethical standards and creating and sustaining a culture of trust, honesty, integrity and respect.
- Be a resource for employees. Ensure that they are aware of, understand, and know how to apply this Code, AIG's policies, and applicable laws and regulations in their daily work.
- Seek assistance from other managers or AIG's legal counsel, compliance officers or human resource professionals when unsure of the appropriate response to any given situation.
- Be proactive. Take reasonable actions to prevent and identify misconduct. Report situations that might impact the ability of employees to act ethically on behalf of AIG.

The Headline Test

For making better decisions

- Is it **Legal**?
- Is it consistent with **AIG's Values and Policies**?
- Is it **Appropriate** and **Honest**?
- How would my actions be perceived if they appeared in the **Newspaper**?

Asking Questions and Raising Concerns

Most concerns likely to be faced at work can be resolved by talking to and working with management, Human Resources or the business unit compliance officer. In addition, employees may ask questions, raise concerns or report instances of non-compliance with this Code, AIG policies, or applicable laws and regulations by contacting any of the following:

- **AIG's Global Compliance Group** at 1-646-857-1877 or e-mail corporatelegalcompliance@aig.com.
- **AIG Compliance Help Line** at 1-877-244-2210 or via the internet, at www.aigcompliancehelpline.com. The Compliance Help Line is staffed by an independent third party that provides written reports to AIG's Global Compliance Group. Communications to the Help Line may be made anonymously, subject to local laws, and may be made in all major languages.

For concerns related to accounting, internal accounting controls or auditing matters, employees may contact either of the above (anonymously through the Help Line) or may bring the concern to the attention of the Audit Committee of AIG's Board of Directors by e-mail at accountinghotline@aig.com.

Asking Questions and Raising Concerns

Q: What happens when I make a report to the AIG Compliance Help Line?

A: After taking the call, the outside service provider will forward a report to the AIG's Global Compliance Group. If the report is submitted online, the outside service provider will send the report directly to the Global Compliance Group.

1. If you request advice, you will be contacted about the issue and provided with guidance and interpretation so that you can make the right decision.
2. If you want to report a suspected violation, the outside service provider will take down any relevant information and will forward a report to the Global Compliance Group. Any reports regarding questionable accounting, internal accounting controls, and auditing matters will be reviewed with representatives of Internal Audit and then, if necessary, reported to the Audit Committee of the AIG Board of Directors.
3. If the matter would be more appropriately addressed by another internal organization within AIG (e.g., legal, Internal Audit, Global Security or Human Resources), the Global Compliance Group may send the report to that organization for handling.

ASKING QUESTIONS AND RAISING CONCERNS (continued)

Q: Can I report a violation and still remain anonymous?

A: AIG encourages employees making reports to identify themselves so that the information can be investigated promptly and thoroughly. Our ability to directly contact an employee who has raised a concern will expedite any investigation. However, subject to local law or labor agreement, you may choose to remain anonymous when reporting a matter to the AIG Compliance Help Line.

Q: What about confidentiality and retribution?

A: Every reasonable effort will be made, consistent with law and AIG policy, to maintain the confidentiality of any employee who reports a violation or suspected violation in good faith and to protect such employee from retribution.

Non-Retaliation Policy

AIG prohibits retaliation against any employee for making a good faith report of actual or suspected violations of this Code, other AIG Policy, or applicable laws or regulations, and violation of this policy may be grounds for disciplinary action.

Discipline

Violating this Code, other AIG Policy, or applicable laws or regulations, or encouraging others to do so, puts AIG's reputation at risk and therefore may result in disciplinary action. Failing to promptly report known violations by others also may be a violation of this Code. Discipline may include termination of employment and loss of employment-related benefits.

Waivers of the Code

From time to time, AIG may amend or waive certain provisions of this Code. Any employee who believes that a waiver may be appropriate should discuss the matter with their business unit compliance officer. Only the AIG Board of Directors or its Nominating and Corporate Governance Committee may grant a waiver of a specific provision of the Code for an executive officer of AIG.



Q&A

Delivering on our Commitments

Q: My Business Unit sets various goals that we are supposed to achieve. Sometimes I feel pressured to violate the Code to achieve these goals. Is this acceptable?

A: No. While successful businesses often set high goals and strive to achieve them, you must never violate the Code or other AIG policies to achieve your goals.

Q: Our Manager typically does nothing when concerns about potential misconduct are brought to her attention. She has made things difficult for co-workers who have raised issues. Now I have a problem: a co-worker is doing something wrong. What should I do?

A: Speak up. Our Code says that you should report misconduct and that you can do so without fear of retaliation. While starting with your direct manager is often the best way to get concerns addressed, if you do not believe that is appropriate you should talk to another member of management, human resources, or to your business unit compliance officer. Additionally you may call or e-mail AIG's Compliance Help Line.

Q: If I think that a local law conflicts with this Code, what should I do?

A: If you believe local laws conflict with the Code, please discuss the issue with your compliance officer.

Our Commitments to Each Other

The AIG companies have been world leaders in insurance for over 85 years because we have always believed in the power of diverse, talented people to create value and perform for customers and shareholders.

Global Diversity and Opportunity

AIG seeks to hire and promote the best talent by providing a dynamic environment that brings people with diverse skills and ideas together. An inclusive, diverse workforce fosters innovation and enhances our position as a global market leader.

AIG relies on the contributions of local people who best understand the cultures in the countries and jurisdictions in which we do business. AIG has always been committed to hiring local expertise and providing local talent with a positive business environment, leadership opportunities, and fair compensation.

AIG provides employees with opportunities to learn, excel at their jobs, grow with the organization and profit financially.

Respecting Others

Treating others with respect means that we do not discriminate on the basis of race, color, religion, sex, national origin, age, disability, military service, marital status or sexual orientation.

Respect also means valuing each others' differences. We respect each others' opinions and should not treat others in a disparaging, harassing or threatening manner.



Warning Signs!

Harassment

- Unwelcome gestures or physical contact.
- The display of sexually explicit or offensive pictures or other materials.
- Sexual or offensive jokes or comments (explicit or by innuendo).

Delivering on our Commitments

Respecting Others

- Provide employees with opportunities based on performance and characteristics that are relevant to job performance.
- Abide by local labor and employment laws including those addressing discrimination and harassment.
- Provide a work environment free of harassment.
- Escalate concerns you may have regarding your workplace environment to Human Resources or your business unit compliance officer.

Safe, Healthy and Secure Workplace

AIG is committed to conducting business in a manner that protects the health, safety and security of employees and customers while they are on AIG premises. Situations that may pose a health, safety, security or environmental hazard must be reported promptly to management or Global Security.

Avoiding security breaches, threats, losses and theft requires that all employees remain vigilant in the workplace and while carrying out AIG business. Notify management or Global Security of any issue that may impact AIG's security, emergency readiness, or fire and life safety preparedness.

Alcohol and Drug Use

Using, selling, possessing or working under the influence of illegal drugs at AIG is prohibited. Excessive or inappropriate use of alcohol while conducting business for AIG is also prohibited.

Q&A

Our Commitments to Each Other

Q: My manager and several of my colleagues tell jokes with a sexual overtone that I find very offensive. I have not complained because I know they will tell me to mind my own business or that I'm making trouble over nothing. Would they be right?

A: No, they would be wrong. Offensive jokes of a sexual nature, even in private conversations that may be overheard by others, can be a form of harassment. First, you should try to talk to your manager and colleagues. If this does not work, or you are uncomfortable doing so, talk to a Human Resources representative or contact your business unit compliance officer.

Q: Isn't diversity just a U.S. issue? Why include it in the Code for a global enterprise like AIG?

A: Diversity is a worldwide issue. We have always worked together to utilize the unique talents and perspectives of our diverse global workforce. Diversity is one of the key contributors to AIG's success. To make good decisions and serve our customers around the world we need a broad spectrum of perspectives and backgrounds.

Q: I overheard my manager discussing with one of her peers some private information contained in a co-worker's medical records. What should I do?

A: Medical information is strictly confidential and considered Sensitive Personal Information. Inappropriate sharing of such information is a violation of AIG Policy and a breach of trust. You should raise this issue with the appropriate management personnel. If you are uncomfortable raising this issue with management, then report the matter to Human Resources or your business unit compliance officer. Additionally you may contact AIG's Compliance Help Line.

Examples of AIG Company Information Include:

- **Customer/Employee Confidential:**
  Non-public information about, or belonging to, our customers and customers of our business partners, other third parties with which we do business, and AIG Personnel. Customer/ Employee Confidential information can include Personal Information.
- **Personal Information:**
  Information that identifies an individual, such as name, address, phone number or employee identification number.
- **Firm Confidential:**
  Highly sensitive business information, such as merger and acquisition plans, trade secrets and internal audit reports.
- **Restricted:**
  Other AIG business information that is not as sensitive as "Firm Confidential," but which should still be kept confidential within AIG, such as internal correspondence between AIG personnel, existing and future product designs and performance specifications, and product research and development.

See the AIG Global Information Handling Policy for additional information about these categories of information.

Employee Privacy

AIG respects the personal information and property of employees. However, AIG must take steps to: (1) ensure compliance with this Code and other AIG policies; (2) protect AIG's employees, property, facilities and business; (3) protect and manage AIG's Company Information, including Personal Information, and ensure it is only used for legitimate business purposes; (4) prevent, detect and investigate criminal activities; (5) assist in internal investigations, litigation or other legal proceedings and obligations; (6) respond to requests from regulators, government or public authorities; and (7) ensure efficient business operations.

For these purposes, and to the extent permitted by applicable law, AIG may: (1) monitor, scan and review employees' use of AIG's information technology systems, including, but not limited to: computers, e-mail, instant messaging and networking systems, mobile devices, telephone and other voice systems, video conferencing and other video systems, scanning and printing resources, card-key access systems, and other computer-processed information: (2) monitor and review security video live footage and recordings, and access records, that may be associated with the AIG premises and other facilities to which employees and visitors have access; and (3) inspect, review, copy and retain documents, and other items, within AIG premises and other facilities (such as at work stations, in offices, desks, filing cabinets and other storage locations).

Subject to applicable law, employees should have no expectation of privacy with regard to their use of AIG's information technology systems, premises or other facilities, or with regard to any items within an AIG system, premises or other facility.

Our Commitments in the Marketplace

AIG is known for entrepreneurship. We compete vigorously to create new opportunities for our customers and ourselves. We seek competitive advantages only through legal and ethical business practices.

Customer Privacy and Data Security

Our customers expect us to carefully handle and safeguard the Customer Confidential Information, including Personal Information, they share with us. Never compromise a customer's trust by disclosing Customer Confidential Information, including Personal Information, other than to those with a legitimate business need for access to such information or in a manner contrary to AIG's privacy policies and notices.



The classification of information as Personal Information may differ by country. Employees who handle customer information are responsible for knowing and complying with applicable data privacy and information security laws. In all cases we must maintain appropriate physical, administrative and technical safeguards for Customer Confidential Information, including Personal Information.

We must be especially vigilant in following laws, regulations and policies when sharing Personal Information with other parties (even for legitimate business purposes) and transferring Personal Information across country borders. If you have any questions about data privacy and/or information security, consult your manager, legal counsel and/or business unit compliance officer.

Conflicts of Interest

Your position at AIG cannot be used for inappropriate personal gain or advantage to you or a member of your family. Any situation that creates, or even appears to create, a conflict of interest between personal interests and the interests of AIG must be avoided. AIG's Employee Conflict of Interest Policy outlines examples to assist employees in identifying potential conflicts and sets forth the procedures for reporting such potential conflicts.

Potential conflicts of interest should be reported to management, who will work with the business unit compliance officer or, in the case of an AIG corporate employee, to AIG's Chief Compliance Officer or designee, to determine how best to handle the situation.

Employees must not engage in the conduct or transaction at issue until they receive written approval to do so by those authorized in the Policy.



Delivering on our Commitments

Conflicts of Interest

- Always make decisions in the best interest of AIG and our customers – not to advance personal interest.
- Remain aware of how personal activities can lead to potential conflicts, such as taking a second job with or making an investment in an AIG customer, vendor or competitor.
- Discuss with your manager any situation that could be perceived as a potential conflict of interest.
- Proactively address situations that may put your interests or those of a family member or friend in potential conflict with AIG.

Corporate Opportunities
Employees are prohibited from taking for themselves or directing to a third party a business opportunity that is discovered through the use of AIG corporate property, information or position, unless AIG has already been offered and declined the opportunity. Employees are prohibited from using corporate property, information or position for personal gain to the exclusion of AIG and from competing with AIG.

Personal Relationships
Immediate family members, members of your household and individuals with whom you have a close personal relationship must never improperly influence business decisions.

Outside Activities

On occasion, outside activities can create a potential conflict of interest. The following activities may be considered conflicts and should be reported to your business unit compliance officer or, in the case of an AIG corporate employee, to AIG's Chief Compliance Officer or designee.

- Service with an outside business, whether as an employee, owner, board member, officer, trustee, partner or consultant, whether or not the business currently does or seeks to do business with AIG, competes or seeks to compete with AIG, and whether or not you are compensated; prior written approval from your manager is required before engaging in this type of outside activity.
- Service with a foundation, charity or non-profit organization where you will be paid for your service, or where you hold a position of financial responsibility (e.g., serve as Treasurer, a member of the Audit Committee or a member of the Investment Committee); prior written approval from your manager is required before engaging in this type of outside activity.
- A presentation, talk, or service on a panel in which you are offered a fee, royalty, honorarium or other payment. If you are compensated for this type of activity, you must notify your manager in writing of any fees received and may be required to turn the fees received over to AIG.
- Serving as a public official (e.g., member, officer, director or employee of a governmental entity, including any agency, authority or advisory board) or running for elected office; prior written approval must be obtained from AIG's Chief Compliance Officer or designee to serve as a public official or run for elected office.

To avoid even the appearance of any conflict with AIG's interests, employees who participate in community support efforts outside of AIG-sponsored programs should never imply AIG endorsement of the effort.



Gifts and Entertainment

Modest gifts and appropriate entertainment can help strengthen business relationships, but these business courtesies, whether given or received by employees, must never improperly influence business decisions.

If you are offered a gift that does not meet the criteria set forth in the appropriate gifts or entertainment section on this page, politely decline the gift or entertainment. If declining a gift would be offensive or hurt a business relationship, accept the gift on behalf of AIG and submit a written gift report to your manager within 30 days. The gift must be forwarded to your manager who, together with the business unit compliance officer, will determine the appropriate disposition of the gift.

Cash or cash equivalents, including gift certificates, checks, traveler's checks or money orders, investment securities, negotiable instruments, payment of credit card charges or similar items, cannot be accepted or offered as gifts – regardless of the amount.

Business units may impose additional gift and entertainment restrictions and reporting requirements.

Delivering on our Commitments

Gifts and Entertainment

- Never allow business gifts and entertainment, whether given or received, to improperly influence business decisions.
- Remember if the donor is not present, then the entertainment is subject to gift policies.
- Respect local and cultural sensitivities when exchanging business gifts and entertainment.
- Never provide or accept extravagant gifts or lavish entertainment.
- Never offer anything that could be considered a bribe or other improper payment or gift. When providing gifts or entertainment to government officials, comply with AIG's Anti-Corruption Policy.
- Do not solicit gifts, favors or entertainment.
- Report any gifts valued at more than $150 USD to your manager and the business unit compliance officer, and turn it over to them for disposition.
- Prior written approval of a manager is required before providing a gift valued at more than $150 USD.

Appropriate gifts or entertainment, whether given or received, should:

- Have a specific business purpose.
- Be in good taste and not extravagant or excessive.
- Not be exchanged frequently with the same source.
- Be allowed by AIG's and the recipient organization's policies.
- Be reasonable, ordinary, customary and lawful in the country or region where they are exchanged.
- Not be intended to improperly influence business decisions.
- If a gift, not be valued in excess of $150 USD.

Gifts and Entertainment to Government Officials, Employees or Agents

AIG engages in business with many government-owned or controlled clients. These may include central banks, finance ministries, pension funds and other enterprises (including airlines and commercial banks). Many of the representatives of these clients may be deemed to be government officials pursuant to applicable local or international anti-corruption laws. As a result, employees who have contact with government clients must be aware of the potential issues and risks that may arise in dealings with such clients.

Special care must be taken when providing gifts and entertainment to such clients. Any gifts, entertainment or travel must be consistent with AIG's Anti-Corruption Policy and local laws. Many of the countries with or in which AIG conducts business limit the value of gifts, entertainment and travel that their respective government officials may accept.

Gifts and Entertainment to Government Officials, Employees or Agents (continued)

In addition to complying with the AIG Anti-Corruption Policy, all travel, gifts and entertainment provided to a government official must comply with the AIG Expense Management Policy, the AIG Travel and Entertainment Policy and any applicable local business policies.

Relationships with Our Business Partners

Our business partners serve as extensions of AIG. When working on behalf of AIG, business partners are expected to adhere to the spirit of the Code, the AIG Third Party Code of Conduct and to any applicable contractual provisions.

Business partners must not act in a way that is prohibited or considered improper for an employee. We must all ensure that customers, producers, agents, and suppliers do not exploit their relationship with AIG or use AIG's name in connection with any fraudulent, unethical or dishonest transaction.

AIG business partners are expected not to create incentives for employees or others who do business with AIG to violate the Code's standards.

Supplier Diversity

AIG seeks supplier partnerships with diverse businesses. We particularly value suppliers that share AIG's dedication and commitment to diversity and social responsibility.

Each of us is expected to support AIG's Supplier Diversity Program by promoting the use of suppliers that meet the program's qualifications.



Delivering on our Commitments

Relationships with Our Business Partners

- Be aware of business practices of AIG agents and other representatives to ensure that proper means are used to deliver our services.
- Perform appropriate due diligence regarding potential agents, consultants and independent contractors prior to engaging their services.
- Never pressure or encourage AIG suppliers or agents to engage in improper activities.
- Treat suppliers, agents, and other representatives with respect and consideration.

Fair Dealing

AIG seeks competitive advantages only through legal and ethical business practices. Each of us must conduct business in a fair manner with our customers, service providers, suppliers and competitors. Do not disparage competitors or their products and services. Improperly taking advantage of anyone through manipulation, concealment, abuse of privileged information, intentional misrepresentation of facts or any other unfair practice is not tolerated at AIG.

Delivering on our Commitments

Fair Dealing

- Conduct business with customers and suppliers in a manner that demonstrates our commitment to fair competition.
- Provide truthful and accurate marketing information.
- Gather information about competitors only according to legal and proper means and in a manner that reinforces AIG's integrity.
- Never use improper or questionable methods to gather information about competitors.
- Never misrepresent yourself or your purpose in business interactions with a potential or current AIG customer or business partner.

Antitrust and Fair Competition

AIG competes vigorously and fairly around the world. We seek to maintain and grow our business through superior products and services – not through improper or anticompetitive practices. We strive to understand and comply with global competition and antitrust laws.

These laws are complex. Employees who are unsure of appropriate practices should consult with their business unit compliance officer for additional information and clarification.

The following guidelines will help ensure fair business conduct and appropriate competition.

Do:

- Compete vigorously and lawfully in every market in which AIG participates, making all business decisions in the best interest of AIG.
- Obtain information about AIG's competitors only from lawful and appropriate sources.
- Comment on competitors or their products or services based only on factual information.

Do not:

- Agree formally or informally with a competitor to fix prices or other terms of sale, rig bids, set production or sales levels, or allocate customers, markets, or territories.
- Discuss any of the following with a competitor: prices, bids, customer sales, commissions, and terms of sale, profits, margins, costs, production, inventories, supplies, marketing plans or other competitively sensitive information.
- Attend meetings with competitors at which sensitive information, including the subjects mentioned in the above two bullets, is discussed.
- Agree with others outside of AIG as to the suppliers or customers with which to do business.
- Make unsubstantiated or untruthful comparisons to competitors, their products or services.
- Obtain competitively sensitive information from AIG's competitors or those known to have a duty of confidentiality to such competitors.



Warning Signs!

Antitrust and Fair Competition

Antitrust and competition laws vary among countries and states. These variations result in certain actions being permitted in some countries or states and prohibited in others. If you encounter any of the activities set forth below and are not sure whether these activities are lawful, contact your business unit compliance officer for advice on how to proceed:

- Attempts to dictate or control a customer's resale prices.
- Making the sale of any product or service conditional on a customer's purchase of another product or service.
- Offering a customer prices or terms more favorable than those offered to a similarly situated competitor of the customer.
- Restricting a customer or supplier from dealing with a competitor.
- Selling products or services below cost or other unfair pricing or promotion practices.

Competitive Information

AIG prohibits using illegal or unethical means to obtain competitor or supplier confidential information, including trade secrets. You may obtain information about AIG's competitors only from lawful and appropriate sources. You must not obtain competitively sensitive information from AIG's competitors or those known to have a duty of confidentiality to such competitors.

Never improperly obtain, disclose or use others' trade secrets. Offers of confidential information that may have been obtained improperly must be immediately reported to the business unit compliance officer.

Warning Signs!

Use Caution when Obtaining Competitive Intelligence, such as:

- Retaining documents or computer records from prior employers.
- Pressuring or encouraging new employees to discuss confidential information from previous employers.
- Obtaining information through any behavior that could be construed as "espionage" or "spying," or in a manner in which you would not be willing to fully disclose.
- Unreasonably relying on third parties' claims that business intelligence was obtained properly.

Q&A

Our Commitments in the Marketplace

Q: Do data privacy laws cover only sensitive personal information, such as medical data, social security numbers, credit card numbers and pension account numbers?

A: No. Data privacy laws potentially apply to all information that identifies or relates to a specific individual. For example, customers' e-mail addresses, contact details, preferences, voice and image may be considered Personal Information protected by applicable data privacy laws when such information can be linked to an identifiable individual.

Q: What is meant by a valid business purpose for accepting gifts or entertainment?

A: Employees are paid by AIG to act in its best interests. An example of a valid business purpose for accepting entertainment would be lunch from a business partner to discuss business issues and build a stronger working relationship. In contrast, accepting gifts of personal items such as jewelry does not further a business interest of AIG. Such gifts should be declined as they may compromise employee loyalty or create an obligation to the giver.

Q: To help me do a better job at AIG, I kept several documents from my previous employer. These documents describe marketing initiatives my prior employer used. Can I use these documents at AIG?

A: If the documents contain your former employer's confidential or proprietary information then you cannot use or share this information. AIG expects all employees to honor any disclosure or use restrictions on confidential information obtained from former employers or other third parties. You may not use or share this information until you have consulted with your business unit compliance officer.



Our Commitments to Our Shareholders

Shareholders entrust their assets to us. AIG safeguards these assets by acting with integrity in all our business practices.

Financial Reporting

Shareholders, business partners, regulators and the public rely on our financial reports to make decisions. Our financial reports must be truthful, complete, timely, fair, accurate and understandable. To ensure that we consistently meet these standards, only authorized employees may provide financial reports to external parties.

Accurate Business Records

Business records must always be prepared honestly and accurately. Information on business records must never be falsified or altered. We must never be dishonest or deceptive in maintaining AIG records, or otherwise attempt to mislead AIG's management, auditors, regulators or shareholders. Business records include information in any medium, including hard copies, electronic records, e-mails, instant messages, video and backup tapes.

Records Management

We must always comply with all applicable records and information management policies ("RIM Policies"). These policies apply to the retention and disposition of all information created, received or maintained by AIG in any medium, including but not limited to hard copies, electronic records, e-mails, instant messages, video and backup tapes.



We must maintain essential information that has appreciable value to AIG operations and administration and/or information that is subject to legal, regulatory, or business retention requirements ("Company Records") for the period specified in the appropriate Retention Schedule. However, non-Company Records, including duplicates, drafts, transitory information and Company Records whose retention period has expired according to the applicable Retention Schedule should be disposed of so long as they are not subject to a Preservation Notice.

Records Management (continued)

A Preservation Notice is a directive to employees to preserve documents or information – whether in paper or electronic form and wherever stored or maintained – that concerns a governmental inquiry, investigation, litigation, subpoena or other legal proceeding.

When you receive a Preservation Notice you must take immediate steps to preserve – and must not delete, destroy, or otherwise alter in any manner – any documents and information that fall under the categories specified in the Preservation Notice until you receive written notice that the Preservation Notice is no longer in effect, regardless of whether the retention period in the applicable Retention Schedule has expired. Questions about Preservation Notices should be directed to the individual who issued the Preservation Notice.

Safeguarding AIG Resources

To best serve our customers and shareholders, it is vital that we demonstrate proper care and use of our resources.

Physical Property
AIG property, including real estate, data infrastructure, equipment and supplies, must be protected from misuse, damage, theft or other improper handling.



Personal Security
It is the responsibility of all employees to remain vigilant about safety and security. AIG operates in many different locations and facilities around the world, and different policies and practices may be more feasible in different jurisdictions. Questions regarding safety and security should be directed to AIG's Global Security Group or the local or regional security officer.

Intellectual Property
AIG intellectual property is a creative work or invention, typically with commercial value. There are five categories of intellectual property relevant to AIG's business: trademarks and service marks, copyrights, domain names, patents and trade secrets. Each of us is required to safeguard the intellectual property belonging to AIG and its business partners and to respect the intellectual property of third parties.

Delivering on our Commitments

Intellectual Property

- Never improperly use AIG intellectual property.
- Never disclose non-public intellectual property without approval.
- Protect AIG intellectual property by obtaining, or helping others obtain, patents, trademarks, service marks or copyrights as appropriate.
- Never use a previous employer's intellectual property without permission.
- Never use or copy software or documentation, except as specified in the licensing agreement. AIG respects the limitations placed upon software by the developer or distributor.

Funds

AIG funds are to be used responsibly and solely for AIG business. Corporate credit cards issued to employees for payment of business expenses may not be used for personal expenses. Each of us has a responsibility to safeguard AIG funds from misuse or theft and ensure that AIG receives value when spending AIG funds. We may only seek reimbursement for actual, reasonable and authorized business expenses.

Information Technology Systems

AIG's information technology systems include, but are not limited to, computers, networking systems, e-mail and instant messaging systems, mobile devices, telephone and other voice systems, video conferencing and other video systems, scanning and printing resources, card-key access systems and other computer-processed information. Each of us has a responsibility to protect these systems and the data resident on them from improper access, damage, loss or theft.

Further, AIG's information technology systems are the property of AIG and intended for use for business purposes. Unless prohibited by AIG Policy or applicable law or labor agreement, occasional, incidental, appropriate personal use by employees of AIG's information technology systems may be permitted if the use does not interfere with your work performance, have undue impact on the operation of the information technology system, or violate any other AIG policy, guideline, standard or applicable law. However, subject to applicable legal requirements, when you use AIG's information technology systems you should have no expectation of privacy as such systems may be scanned, monitored, and reviewed by AIG for the legitimate purposes outlined in the Employee Privacy section of this Code.

Messages and any other communications sent or received using AIG's information technology systems are not to be used to create, store, or transmit information that is hostile, malicious, unlawful, sexually explicit, discriminatory, harassing, profane, abusive or derogatory. These systems also are not to be used to intentionally access internet web sites or other online services that contain similar content.

Warning Signs!

Avoid the following to Protect Our Sensitive Information

- Discussing confidential information loudly or openly when others might be able to hear.
- Discussing AIG proprietary information with third parties without authorization and a non-disclosure agreement in place.
- Discussions about AIG proprietary information with customers or suppliers without proper approval and knowledge of the status of the relationship as confidential or non-confidential.
- Improperly discarding confidential drafts and notes.



Our Commitments to Our Shareholders

Q: **I think I found an error in a financial summary prepared by an outside auditor. The information is submitted for inclusion in a public disclosure. How should I raise my concern?**

A: It is critical that you notify someone with the authority to address the issue. The error could be serious. You have a responsibility to raise your concern with appropriate individuals immediately. If unsure, contact your manager, the business unit compliance officer, the Compliance Help Line at 1-877-244-2210, or e-mail the Accounting Hotline at accountinghotline@aig.com.

Q: **My manager asked me to prepare a purchase order for services that cost $30,000 USD. Her spending authority is only $25,000 USD. Can I divide the order into two purchase orders to avoid getting higher-level approval?**

A: No, you may not. Not getting the proper approvals violates AIG Policy, which is designed to ensure that adequate internal accounting controls are maintained and operating effectively. If you are uncomfortable telling your manager, alert the business unit compliance officer.

Q: **I was attending a meeting with several other AIG managers in a hotel conference room. At lunchtime, everyone left their laptops in the room. I felt uneasy, but I did the same. Should I have done something else?**

OUR COMMITMENTS TO OUR SHAREHOLDERS (continued)

A: Yes, the situation should have been handled differently. The laptops and the information on them are AIG property and frequently include confidential or sensitive data. You have a responsibility to ensure that the equipment and information is protected from loss, theft or inadvertent disclosure. You and your co-workers should have either secured the equipment/room or chosen someone to stay with the equipment.

Q: **I just learned that employees of a vendor have been given broad access to our networks. I don't think they need that type of access to do their work. Isn't this putting AIG information at risk? What should I do?**

A: You may be right, but you may not have all the information. You should first discuss the situation with your manager. If further actions are required, you or your manager should contact the business unit compliance officer.



Our Commitments as Corporate Citizens

Through our products, services and responsible business practices, AIG strives to improve the quality of life in every country where we do business. Promoting compliance with the laws and regulations that apply to our business is the foundation of corporate citizenship.

Sustainability

Through sustainable practices, each of us can do our part to help AIG make a positive contribution to society and the environment. Our environmental insurance operations lead the way in providing solutions that promote a cleaner and safer environment. Our insurance businesses have a long history of helping our customers recover from natural disasters.

Over the years, the AIG companies have invested in developing "green funds" that invest in projects and technology that benefit the environment. Investing in the countries throughout the world where we do business is a core strategy benefiting local economies and one with a long tradition at AIG.



Charitable Contributions

AIG has a longstanding commitment to community involvement and charitable contributions. AIG companies give back to the communities they serve by organizing and supporting volunteer activities and outreach programs, through its Matching Grants Program and through the Disaster Relief Fund, which provides a wide range of assistance to victims of natural and man-made disasters and emergencies around the world. AIG also provides its employees with Volunteer Time Off to support activities that enhance and serve communities in which employees work. Any questions regarding these programs should be directed to AIG Corporate Communications.

Political Activities

Laws and regulations governing corporate political activities, lobbying, and contributions are complex. The U.S. Federal and State Government Affairs Group or the International Regulatory and Government Affairs Group ensure which activities are permitted and consistent with AIG's business strategy. The restrictions on political activities are detailed in the AIG Policy on Lobbying and Political Activity.

Political Activities (continued)

- No employee should contact elected or appointed government officials in connection with political activities or lobbying on behalf of AIG without prior clearance from the U.S. Federal and State Government Affairs Group or the International Regulatory and Government Affairs Group.
- AIG funds or assets are never to be used for political purposes without first consulting the U.S. Federal and State Government Affairs Group or the International Regulatory and Government Affairs Group.
- Only authorized representatives can contribute to candidates for public office on behalf of AIG.

Personal political activities or interests must not conflict with AIG responsibilities or imply AIG's support. Throughout voluntary political activity, no employee shall use AIG's name to imply sponsorship or endorsement, or use corporate resources except as permitted by law. AIG employees considering candidacy for an elected public office must first obtain written approval from AIG's Chief Compliance Officer and should not use AIG's name other than identifying AIG as their employer.

Trading in Securities

In conducting AIG business, employees often learn material information about AIG or other companies before the information is available to the public. Transacting in securities while in possession of material nonpublic information, or "tipping" this information to others, is against AIG policy and violates the law.



The restrictions on the trading of securities – both AIG securities and those of other companies – are detailed in the AIG Insider Trading Policy (which applies to all employees and your immediate family members). Generally:

- You may not purchase or sell AIG securities while in possession of material nonpublic information relating to AIG.
- You may not purchase or sell securities of another company if you are in possession of material nonpublic information about that company obtained during the course of employment with AIG.
- When you are in possession of material nonpublic information about AIG, or about any other company if such information was obtained in the course of employment with AIG, you may not pass on (or "tip") that information to others or recommend that anyone purchase or sell the securities of AIG or that company.

All employees are prohibited from engaging in the following:

- Hedging transactions with respect to AIG securities;
- "Short selling" of AIG securities; and
- Trading derivative securities, such as "put" or "call" options, swaps or collars related to AIG securities.

There are additional restrictions on employees who are "Designated Officers" and "Access Persons" as those terms are defined in the AIG Insider Trading Policy.

Prior to engaging in any securities trading activity, consult the AIG Insider Trading Policy to determine whether your transaction is permissible under the Policy. In addition, employees of certain AIG subsidiaries may also be subject to other insider trading policies, including pre-clearance and reporting requirements in regard to their personal trading activities.

Any questions about the Policy or the rules and restrictions described above, should be directed to the Corporate Securities Group in the AIG Global Legal Department.



Money Laundering Prevention

AIG is committed to meeting its responsibilities to help prevent money laundering and terrorist financing. These responsibilities generally include identifying clients, monitoring client activity and reporting suspicious or unusual activity consistent with applicable laws. Employees are required to abide by anti-money laundering policies established by AIG and its business units. Suspicious activity reporting requirements are time sensitive. Contact your manager or the Business Unit compliance officer as soon as you have a concern that an activity might be unusual or suspicious. For more information on this topic, please see the AIG Global Anti-Money Laundering Policy.

Economic Sanctions, Antiboycott, and Export Control Laws

In compliance with U.S. and other applicable economic sanctions programs, employees are prohibited from conducting business with or benefiting: (1) designated individuals or entities (involved in or connected to certain activities, including global terrorism, weapons proliferation or narcotics trafficking); and (2) certain countries, their governments (including government agents and government-owned entities) as well as nationals and private entities located in those countries. To determine if a third party is subject to these prohibitions, consult with the business unit compliance officer.

As a global organization, AIG employees may be required to follow economic sanctions or embargo laws of multiple jurisdictions. Since countries' laws may conflict, in such a situation it is important that you contact the business unit compliance officer.

Employees are prohibited from participating in boycotts that are not supported by the U.S. Government. If you are asked to participate in, or to provide information that may be used for the furtherance of such a boycott, report the matter immediately to your business unit compliance officer.

Employees must also comply with applicable export control laws. To determine if exports or reexports are subject to controls or prohibitions, consult with your business unit compliance officer.

For more information on these topics, please see the AIG Economic Sanctions Policy, the AIG Global Anti-Boycott Policy, and the AIG Global Export Controls Policy.

Communicating with the Public

Only persons who are authorized to do so may speak on behalf of AIG, and the information they provide must be full, fair, accurate, timely and understandable. All requests from the media must be referred without comment to AIG's Corporate Communications Departments or to the communications team supporting the business in question. Employees are not permitted to make statements to or answer questions from the media without authorization.

All inquiries from broker-dealers, analysts, investment managers, other securities market professionals and security holders of AIG, must be immediately referred without comment to AIG Corporate Investor Relations.

If any material nonpublic information with respect to AIG is inadvertently disclosed in any external communication, the AIG General Counsel must be notified immediately so that public disclosure can be made promptly.

Communicating with Regulators and Other Government Officials

Inquiries from regulators – outside the normal course of AIG's regulatory relationships – must be reported immediately to the business unit compliance officer and the AIG Global Regulatory Group in accordance with established criteria before a response is made. Financial reporting-related inquiries may be responded to by authorized comptrollers. Responses to regulators must contain complete, factual and accurate information. During a regulatory inspection or examination, documents must never be concealed, destroyed or altered, nor should lies or misleading statements be made to regulators. Requests from auditors are subject to the same standards.

Social Media

Social media usage can have an effect on AIG's reputation. Social media, or websites and online tools that allow users to interact with each other, may lead to disclosure of AIG's confidential or proprietary information, the transmittal of unlawfully harassing, threatening, defamatory or discriminatory comments about the Company, its employees and/or customers, or violate local, state or federal laws, or the rules of self-regulatory organizations. Even though most social media sites are inaccessible through AIG's information technology systems, AIG has an interest in your use of social media both at and outside of work. Unless you have been expressly authorized by management to speak on behalf of AIG, when using social media you must make it clear that the views expressed are yours alone; in no event should you ever give the impression that you are speaking on behalf of AIG. Any questions about the use of social media, or the applicable policies governing the use of social media, should be directed to the business unit compliance officer, AIG Corporate Communications, or Global Employee Relations.

Government Business

Doing business with governments may present different risks than business in the commercial marketplace. Laws relating to contracting with international, federal, state, and local agencies generally are more stringent and complex. Certain conduct and practices that might be acceptable in the commercial setting may be prohibited in the public sector. You should therefore consult with management or the business unit compliance officer before you make any decision about doing business with government entities.

Anti-Corruption and Bribery

We must never use improper means to influence another's business judgment. No employee, agent or independent contractor may provide bribes or other improper benefits to another person in order to obtain or retain business or an unfair advantage in any business interaction.

Payments or promises to pay something of value to obtain or retain business or otherwise secure an improper advantage must never be made to a government official or employee. Government officials may include employees of enterprises that are controlled or owned in whole or in part by a government.

Anti-Corruption laws also prohibit the creation of inaccurate or false books and records and they require companies to develop and maintain adequate controls regarding corporate assets and accounting. All employees and officers, no matter where they are located, are required to comply with the U.S. Foreign Corrupt Practices Act, in addition to the anti-corruption laws of the country in which they are located.

Any employee who has knowledge of, or in good faith suspects, a violation of any of these laws, regulations, or Policies must report them promptly to the business unit compliance officer.

Q&A

Our Commitments as Corporate Citizens

Q: I heard from my manager that a new supplier is being used in connection with a newly-developed product that will be announced to the public in four weeks. Investing in that supplier seems like a great investment idea. Can I let others know?

A: No. This type of information is considered material non-public information. You cannot trade while possessing it, nor should you share it with others.

Q: If I am asked to comment about AIG's financial outlook by a member of the media, may I give my opinion if I state it as such?

A: No. You may not provide any comments or personal opinion to the press without prior approval from AIG Corporate Communications. You should refer all media requests for information without comment to Corporate Communications.

Q: An executive of a state-owned company has suggested that if we make a donation to a local charity he believes our sales efforts in his country would be more favorably received. I'm uncomfortable with this. What should I do?

A: You are right to be uncomfortable. The payment may be a violation of anti-bribery laws. Discuss the situation with your business unit compliance officer.

The *AIG Code of Conduct* is not an employment contract. Nothing in the Code should be construed as a promise of any kind or as creating a contract regarding wages or any other working conditions. Employees have the unqualified right to terminate their relationship at any time for any reason, subject to any written employment agreement. Likewise, subject to any applicable laws and any written employment agreement, AIG has the right to discharge or discipline any employee with or without just cause or prior warning.